SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

           Wyoming

         85-1074632

(State or other Jurisdiction of

I.R.S. Employer-

Incorporation or Organization

                 Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 2. Business

Risk Factors

The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to the Company and its Business

Future revenues from our technology cannot be assured. Our revenues will be dependent on our ability to market Multiomic Advanced Technology™ (“MAT”), our AI-assisted drug discovery and development platform, and our disease detection and treatment recommendation engines, as well as our ability to design and market additional specialized genetic analysis engines targeted to specific medical conditions (“Engine” or “Engines” as applicable). We currently have limited revenues from operations. Development of our business plan will require significant investment in funds and management resources, and is time consuming. We believe that the proceeds from the sale of our equity in private and public offerings  will be sufficient to meet our capital needs over the remainder of 2022. Those offerings may or may not be successful, and there can be no assurance we will be able to obtain sufficient funds to complete our business plan if all offered securities are sold, nor that our business plan will be successful.

Our proposed products may become subject to regulatory approval.  Our genetic testing products are not currently subject to regulation by the Food and Drug Administration (the “FDA”), but in the event they become subject to the FDA’s regulations, obtaining and maintaining regulatory approval could be difficult, time-consuming and costly.  Specifically, our management team has no experience in dealing with FDA regulations, compliance delays could ensue, and deferred exploitation of our technology could occur and we could see an overall increase in our costs. We plan to conduct animal studies on our patent-pending addiction and neurodegenerative disease molecule, focusing on fentanyl, through a third party experienced in FDA procedures. At this time, we intend to concentrate on our core business and do not foresee that we will continue to develop this molecule through the complete FDA process; rather we most likely will license to or joint venture develop the molecule with a partner with expertise in the FDA approval process.

We may not be able to develop commercial products.  Successful product development in the genetic testing and drug development industries is highly uncertain, and very few research and development projects produce a commercial product. The development of Engines and new pharmaceuticals are costly and requires several months of research and development. Our research and development team is small at this time, and we will need to expend significant funds to hire, train and deploy technical and scientific staff in the future. We have been required to contract with an outside party to augment our research and development team. While this assists us in accelerating development, we have less control over outside contractors than with our own personnel.

Dependence on Supplier.  Our customers currently rely on Gene by Gene, Ltd., (“Gene by Gene”) as the supplier of test kits and initial DNA sequencing. Were Gene by Gene, Ltd. for any reason to cease to do business, our customers' businesses would be adversely affected until they could obtain a new supplier.  We estimate that there are dozens of other United States companies with equal or better sequencing abilities than Gene by Gene, and we believe that finding an alternate supplier would require about one month.

Our proposed products will face substantial competition. We operate in a highly competitive environment. Our products compete with other products for genetic testing and drug development. Large pharmaceutical companies are expanding into the genomics field with increasing frequency. These companies will likely have greater resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. As a result, our products may compete against products that have lower prices or equivalent or superior performance.

Our intellectual property positions may be challenged, invalidated, circumvented or expire, or we may fail to prevail in present and future intellectual property litigation.  Our primary assets consist of intellectual property, including patent applications and trade secrets, and we are continually enhancing our intellectual property estate. We expect to file additional patent applications in the next 24 months. Our success depends in part on our ability to obtain and defend our US patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. The patent process can be highly uncertain and often involve complex legal, scientific and factual questions. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe those patents.  Patent disputes are frequent, costly and can preclude, delay or increase the cost of commercialization of products. A determination made by a court, agency or tribunal concerning infringement, validity, enforceability, injunctive or economic remedy, or the right to patent protection, for example, are typically subject to appellate or administrative review. Upon review, such initial determinations may be afforded little or no deference by the reviewing tribunal and may be affirmed, reversed, or made the subject of reconsideration through further proceedings. A patent dispute or litigation may not discourage a potential violator from bringing the product that is alleged to infringe to market prior to a final resolution of the dispute or litigation. The period of time from inception until resolution of a patent dispute or litigation is subject to the availability and schedule of the court, agency or tribunal before which the dispute or litigation is pending. We may be subject to competition during this period and may not be able to fully recover for the losses, damages, and harms we incur from infringement by the competitor product even if we prevail. Moreover, if we lose or settle current or future litigations at certain stages or entirely, we could be subject to competition and/or significant liabilities, be required to enter into third-party licenses for the infringed product or technology or be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us, or at all.

As our patents expire, competitors may be able to legally produce and market similar products or technologies, which may have a material adverse effect on our product sales, business and results of operations. We plan to continue to seek additional patent protection relating to our technology and future products. However, competitors may be able to invalidate, design around or otherwise circumvent the licensed patents and sell competing products. There can be no assurance that we will be able to replace the revenue lost upon the expiration of the patents.

From time to time, U.S. and other policymakers have proposed reforming the patent laws and regulations of their countries. In September 2011, after years of Congressional debate regarding patent reform legislation, President Obama signed into law the America Invents Act (the “Act”) considered by many to be the most substantial revision of U.S. patent law since 1952. The Act changes the current “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents and eliminates the ability to rely on prior research work in order to lay claim to patent rights. Disputes as to whether the first filer is in fact the true inventor will be resolved through newly implemented derivation proceedings. The Act also creates mechanisms to allow challenges to newly issued patents in the patent office in post-grant proceedings and new inter partes reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with European and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patent, which could result in increased competition and have a material adverse effect on our product sales, business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.  The capital and credit markets may experience extreme volatility and disruption which may lead to uncertainty and liquidity issues for both borrowers and investors. We may access the capital markets to supplement our existing funds and cash generated from operations in satisfying our needs for working capital; capital expenditure and debt service requirements. In the event of adverse capital and credit market conditions, we may not be able to obtain capital market financing on similar favorable terms, or at all, which could have a material adverse effect on our business and results of operations. Changes in credit ratings issued by nationally recognized credit rating agencies could adversely affect our cost of financing and have an adverse effect on the market price of our securities. The same factors could impact the ability of our customers to purchase our products.

We may continue to enter into joint ventures for the exploitation of our technology. We have licensed our intellectual property on a non-exclusive basis to other entities controlled by management, and others, and intend to continue to do so. This licensing permits us to concentrate our limited financial resources on our core business, while giving us a potential royalty income stream. Although we believe that these agreements are on terms at least as favorable as obtainable from unrelated third parties, these licensing agreements with affiliates may be considered to introduce conflicts of interests between us and these licensees.  We also may face the risk that these third parties may not perform as well as we could have, and that if successful, we will obtain less revenue in the short term, we believe, than if we were not to enter into such agreements.

We have a limited operating history and may never be profitable. Since we have a limited operating history, it is difficult for potential investors to evaluate our business. We expect that we will continue to need to raise additional capital in order to fund our operations. There can be no assurance that such additional capital will be available to us on favorable terms or at all. There can be no assurance that we will be profitable.

We have no intention to pay dividends. A return on investment may be limited to the value of our securities. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment would only occur if the Company’s stock price appreciates.

Cyber Security Risks of our Multiomic Advanced Technology™  The AI software included in our Multiomic Advanced Technology™ is subject to security risks (cyber security) and the potential loss of confidential customer data. There have recently been a number of high– profile data breaches. Such data breaches could result in serious liability to the Company and impair consumer confidence in our services. We attempt to prevent data breaches by utilizing state-of-the-art cyber security measures, and by isolating the sensitive data from remote access.  There can be no assurance we will be successful in doing so.

Risks of expansion of our business arise due to our limited operating history.  Historically we have had a limited number of employees and consultants.  As we obtain customers, we will be required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by expanding our sales. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs. In particular, the growth of our business is dependent on the ability of our technical staff to develop genomic analysis Engines for additional sets of diseases, and validation of our AI-assisted drug development technology. Because of the specialized nature of our proprietary technology, each new technical employee requires significant training, and if we expand our business rapidly, we could encounter delays in developing and deploying new products.  We could also face significant competition for new technical staff from other companies in the computer software or genomics industry, which we believe will enjoy continued expansion in the near future. These factors could adversely impact our growth and profitability in the future.

Our future success depends on our ability to develop new and accurate genetic diagnosis Engines for diseases and the marketing of those Engines thorough medical professionals and others. If we are unable to effectively market our Multiomic Advanced Technology™ we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and Common Stock price, among other things.  Our failure to obtain capital may significantly restrict our proposed operations. We need capital to operate and fund our business plan. We do not know what the terms of any future capital raising may be but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price at which securities are sold to investors. Our failure to obtain the capital which we require may result in the slower implementation or curtailment of our business plan.

Dependence on Key Personnel.  We depend on key personnel, including current and future members of management, and the loss of services of one or more members of our senior management team or our technical team or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our Common Stock.

The ability of stockholders to control our policies and effect a change of control of our Company is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law.  There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or that our Common Stockholders otherwise believe to be in their best interests.

Our Articles of Incorporation provide for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into twenty shares of Common Stock and entitles the holder to 200 votes per share. Six of our shareholders have exchanged their Common Stock for, and now own, 727,382.2 shares of the Series A Convertible Preferred Stock, giving these shareholders voting control (approximately 85.7%) of the Company.

The Articles of Incorporation provide for a classified Board of Directors, with each director serving a three-year term and with the terms of service for each director staggered, so that only one-third of our directors may be subject to re-election every year.

In addition to the above provisions, certain provisions of the Wyoming Management Stability Act may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

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“business combination” provisions that, until our Common Stock is listed on NASDAQ or a national securities exchange, or we have more than 1,000 shareholders of record, or we have assets of more than $10 million as of the end of our last fiscal year, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the three-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements (approval by two-thirds of shares not owned by the interested shareholder); and

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“control share” provisions that provide that holders of “control shares” of our Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least a majority of all the votes entitled to be cast on the matter, excluding all interested shares.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our Common Stockholders with the opportunity to realize a premium over the then current market price. Each item discussed above may delay, deter or prevent a change in control of our Company, even if a proposed transaction is at a premium over the then-current market price for our Common Stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our Board of Directors may change our policies without stockholder approval.  Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or those committees or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our Board of Directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.  Wyoming law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Our Articles of Incorporation limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services; or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated. In addition, our Articles of Incorporation will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our Company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.  The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Risks related to our securities

There has been only no public market for our Preferred or Common Stock and an active trading market for our Common Stock may not develop following this offering.  There has not been any public market for our Common or Preferred Stock, and an active trading market may not develop or be sustained. We currently have no plans to list our securities on any trading market.  Our securities may not be able to be resold at or above the price at which they are sold to investors. The market value of our Preferred Stock or Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our securities, the extent of institutional investor interest in us, the general reputation of companies in the genetic analysis and AI  industries  and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

The market price and trading volume of our Securities may be volatile.  Even if an active trading market develops for our Common Stock, the trading price of our Common Stock may be volatile. In addition, the trading volume in our Common Stock may fluctuate and cause significant price variations to occur. If the trading price of our Common Stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:

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actual or anticipated variations in our quarterly operating results or dividends;

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changes in our funds from operations or income estimates;

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publication of research reports about us or our  industry;

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changes in market valuations of similar companies;

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adverse market reaction to any additional debt we incur in the future;

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additions or departures of key management personnel;

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actions by institutional stockholders;

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speculation in the press or investment community;

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the realization of any of the other risk factors presented in this Report;

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the extent of investor interest in our securities;

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investor confidence in the stock and bond markets, generally;

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changes in tax laws;

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future equity issuances;

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failure to meet income estimates; and

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general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Common Stock.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our Common Stock and, in the case of equity securities, may be dilutive to existing stockholders.  In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common units and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before Common Stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional Common Stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing Common Stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our Common Stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to Common Stockholders.

 The Company’s Consolidated Financial Statements include a Going Concern Opinion. The Company’s consolidated financial statements were prepared on a “going concern” basis.  Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the Company’s ability to continue as a going concern. Specifically, we had total stockholder’s equity of only $4,107,602 and an accumulated deficit of $(19,418,402) as of December 31, 2021. Therefore, there is substantial doubt about our ability to continue as a going concern. There can be no assurance that we will achieve our goals and reach profitable operations and we are still dependent upon our ability to obtain sufficient debt and/or equity capital and/or to generate positive cash flow from operations.

Risks Related to COVID-19

The Company’s operations could be adversely affected by renewed outbreaks of the COVID-19 virus or variants thereof.  In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Units and investor demand for our securities generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company’s cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company’s business, results of operations, or financial condition.

The extent to which COVID-19 affects the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company’s business. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of our securities and the financial condition of the Company’s investors or prospective investors, resulting in reduced demand for the securities of the Company generally. “Shelter-in-place” or other such orders by governmental entities could also disrupt the Company’s operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

Corporate History

GATC Health Corp. (“we”, or “the Company”) was incorporated in Wyoming on May 16, 2020. Our wholly-owned subsidiary, GATC Rx, which developed our Virtual Immunity Platform (“VIP”), is currently inactive.

We enhance the creation of treatments for disease through enabling multiple levels of increased efficiency in target discovery, drug discovery and asset risk reduction. We analyze individual human genomes, transcriptomes, proteomes and other biological markers described below through proprietary technology we call Multiomic Advanced Technology™ (“MAT”) and then use the aggregation of individual data obtained to construct functional extensions of the GATC platform which we call engines (“Engines”) to predict an individual’s predisposition to specific diseases or syndrome (“Predictive Multiomics™).  We have also developed AI, which we apply to analyze these data point for the use of diagnostic biomarker discovery, drug compound discovery, and finally, clinical de-risking of drug compounds. We believe that our unique approach permits us to complete these processes in a matter of months, as opposed to years, and for significantly less cost than other methodologies. To date we have identified a molecule for the treatment of addictive behavior with the application of this technology.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”) and pursuant to a License Agreement dated July 7, 2019, the technology underlying MAT was assigned to GATC Naturals Corp, formerly known as GATC Canna Corp (“GATC Naturals”), a company under common control with our management.  Pursuant to an Intellectual Property Asset Purchase Agreement, GATC Naturals transferred these intellectual property rights to us on July 24, 2020 in exchange for 1,000,000 shares of our Common Stock and a license back to GATC Naturals for the rights to use MAT in cannabis-related genomic analysis with a royalty of 80% of net revenues.  In connection therewith, on July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an Assignment agreement.  Under these agreements, we are required to pay Frélii a 3% royalty on gross revenues related to the technology.

Interpreting the Human Code

The human code is a large array of patterns seen across all of the dynamic reactions in the human body. This code starts from our most condensed instruction set in the nucleus of every human cell The instruction set for all living cells is encoded in deoxyribonucleic acid, or DNA. The complete set of DNA for any organism is referred to as its genome. DNA contains small regions called genes, which comprise a string of nucleotide bases labeled A, C, G, and T, representing adenine, cytosine, guanine, and thymine, respectively. These nucleotide bases occur in a precise order known as the DNA sequence. When a gene is “expressed,” a copy of a portion of its DNA sequence called messenger RNA (mRNA) is used as a template to direct the synthesis of a particular protein. Proteins, in turn, direct cellular function. Variations among organisms are due, in large part, to differences in their DNA sequences. Changes can result from insertions, deletions, inversions, translocations, or duplications of nucleotide bases. These changes may result in certain genes becoming overexpressed (excessive protein production), under-expressed (reduced protein production), or silenced altogether, sometimes triggering changes in cellular function. Each human body is also host to about 100 trillion bacteria and viruses, which also impact genetic expression. The most common form of variation in humans is called a single nucleotide polymorphism (SNP), which is a base change in a single position in a DNA sequence. Another type of variation, copy number variations (CNVs), occur when there are fewer or more copies of certain genes, segments of a gene, or stretches of DNA. Environmental influences, such as a person’s diet and exposure to pollutants, can modify the expression of DNA (known as epigenetics), without changing it. Epigenetic modifications can be maintained from cell to cell as cells divide and, in some cases, can be inherited.

The current state of genetics knowledge generally does not allow scientists, with rare exceptions such as Down’s Syndrome (and a few competitors which have located genetic markers for certain cancers) to directly interpret DNA for the specific individual’s predisposition to disease or other physical characteristics.  Nearly all commercially available genetic testing utilizes a polymerase chain reaction (PCR) and micro-array technology from buccal (mouth) swab kits, which is used to estimate the individual’s genome. The typical commercial analysis employed by most of our competitors’ analysis from 400,000 to 650,000 genetic “markers” and attempts to estimate those portions of the genome which have been determined, with varying levels of confidence, to have significance. The more accurate method of obtaining DNA and in many cases the epigenetic data which is employed by GATC is called Next Generation Sequencing (NGS). Sequencing is the process of determining the nucleic acid sequence—the order of nucleotides in DNA, RNA, or proteins.  Sequencing is followed by “alignment,” which is a way of arranging the sequences of DNA, RNA, or protein to identify regions of similarity that may be a consequence of functional, structural, or evolutionary relationships between the sequences Using the proprietary algorithms and artificial intelligence (AI) comprising Multiomic Advanced Technology™, we are able to align and analyze all of the 6.4 billion nucleotides in the human genome—up to 8,000 times more than the typical genetic test-in minutes, not hours or days of computing time.  This makes a more robust and accurate analytical method commercially viable and paves the way for mass adoption of a better form of testing.

Noted, that because human chromosomes exist in pairs that are almost identical, it is commonly understood that only 3.2 billion nucleotide pairs (the haploid genome) need to be sequenced to gain complete information concerning a representative human genome. However, since MAT is capable of a complete analysis of the entire genome including broad patterns of expression, we align and analyze all 6.4 billion data points for maximum accuracy.

MAT is not limited to analysis of the human genome or relegated to the lens of genetic expression. It is also capable of analyzing the individual’s multiomic data from multiple data types and vantage points.  Multiomics is part of a revolution in science and medicine birthed by groundbreaking scientific advancements over the past 20 years in the development of equipment capable of more robust molecular detection.  Multiomics consists in analyzing not only the human genome, but other “omics,” including transcriptomics, epigenomics, proteomics (proteins), metabolomics (metabolites) and even viromes (virus interaction inside of the body). The GATC platform enables our drug development partners to integrate different molecular data sets in a standardized and meaningful way. This multi-layered approach to biology is adding essential context and directed molecular reaction data to phenotypes and interventions which power innovation in treatment and drug discovery.  Ultimately these robust computational strategies and machine learning capabilities are illuminating new biomarkers and drug targets to advance precision medicine making these therapies safer, faster and more effective.

Industry Overview and GATC Health’s Vision

Since 2021, we have expanded our AI-assisted genomic and multiomic technology to include drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds. We believe that this segment of our business has the potential to revolutionize the drug development industry. The average R&D cost for development of a new drug is $2.6 billion, according to the Pharmaceutical Researchers and Manufacturers of America, with a range from about $161 million to $4.54 billion. As a result, the industry has begun to employ AI to narrow down the field of potential molecules. To our knowledge, existing technologies are able to identify a field of about 1,000 potential molecules for evaluation, and then require about three years to refine that pool down to a few candidates. With our AI technology, we were able to identify a drug for the treatment of addictive behaviors within three months. In effect, we believe that our proprietary AI technology can reduce total drug discovery time by 20% or more. AI can also assist in repurposing existing drugs for other conditions.

The employment of AI has enabled some market participants to significantly reduce the time and cost of initial molecule screening, which is the first step in the drug development process. By 2021, every major pharmaceutical company had begun to employ AI, mostly through collaboration with a small group of companies in the AI analytics business such as GATC Health.

Our disease prediction and prevention business is part of the global genetic testing market, which is estimated to be approximately $13 billion, growing to over $21 billion by 2027. (Source: Global Genetic Testing Market, Opportunities and Forecast, 2020-2027, by Allied Market Research). North America comprises 58% of that market.

We believe that rising awareness of the genetic causes of disease, the growth in personalized medical care in the United States, the prospect of increasing health care costs, especially for conditions which appear to be preventable, and the growing acceptance of genetic testing services are the primary factors driving growth in the industry.

We believe that DNA is the key to improved health in that it facilitates:

·

• Personalized medical analysis·

• Reporting for self-diagnosis, health planning and longevity

• Assistance to medical professionals in approaches for better patient outcomes

• Identification of root cause and disease pathology

• Prescreening clinical trial participants for predictive outcomes and anomalies

• Assistance in creation of new drugs and therapeutic solutions

• Repurposing existing drugs for alternate or off label applications

Our Business

We believe that our Predictive Multiomics™ positions us to be one of the global leaders in AI-assisted drug discovery and development, as well in in the development of predictive models of human health, providing insight into personal health and wellness by looking beyond the genome.

Our initial drug development project involves the discovery and future development of a drug compound for the treatment of addiction and neurodegenerative disorders. We have filed a provisional patent application covering this potential drug molecule, and in the next six months, anticipate conducting AI-directed in-vitro and animal studies focusing on fentayl addiction as the first part of the FDA approval process. We are in discussions with a third party for performance of the animal studies.  Following successful completion of animal studies, we plan to begin human clinical trials on the molecule. As with any potential new drug, the costs and time required, and eventual success, cannot be predicted. We might license the molecule to a larger pharmaceutical company during or upon the conclusion of animal testing.

We plan to continue identifying additional biomarkers leading to the discovery of other drug compounds, but we expect that we will primarily not develop drug compounds for our own development, but rather on a contract basis to larger, more established companies in the industry.  We may charge a flat fee for our services, a royalty or combination of fee and royalty participation. We expect to develop two to four additional drug molecules during the next 12 months.

We have developed five customized genetic analysis Engines. The first is a health and wellness platform, which enables patients to maximize health and wellness by following their genetically-specific diet, exercise and lifestyle prescriptions. Through GATC Naturals, which is has some management and shareholders in common with us, we have developed an Engine to assist medical professionals in prescribing the appropriate cannabis-based medications. Most recently, our Viral Immunity Platform™ (“VIP”) predicts susceptibility to COVID-19. VIP is readily customizable for other viral infections such as influenza. We have also developed an Engine for depressive/anxiety conditions and one for cardiovascular health conditions.

Engines are developed for the early detection of specific diseases or conditions, or to guide medical professionals in the most efficacious use of a specific treatment per individual. It usually takes us three to four months to develop a marketable version of an Engine. Each Engine utilizes proprietary algorithms to analyze test results from individual’s DNA and multiomic data, his or her medical histories and our extensive databases. The results of each Engine’s analyses are actionable reports regarding an individual’s risk of a certain disease or best application of a specific treatment. We earn fees by generating these reports and we also use results to continually train and improve our analytical algorithms.

We plan to generate revenue from Predictive Multiomics™ through the alignment and analysis of test kits collected by our licensees, using MAT’s proprietary algorithms. The total retail price for the test kit and analysis may vary, but the fee for our analysis is generally about $70. To date we have only realized nominal revenues through one contract with Systemic Formulas, which provides us with a flat fee of $39 for each analysis. We plan to sell reports generated by our Engines, which rely on MAT™ and Predictive Multiomics™, through channel partners, value added reseller and licensees. We may receive a flat fee, license fee and/or revenue-sharing basis, as negotiated.

Licensing and Service Agreements

As of May 2021, we have licensed MAT to the following entities:

On March 23, 2021 we and GATC DB Care Corp (“GATC DB”) entered into a licensing agreement related to Type I and Type II diabetes. Pursuant to that licensing agreement GATC DB pays us a 7% royalty on net sales.   The licensing agreement is perpetual. We and GATC DB each have the right to the data generated by the Engine development and subsequent testing of individuals. GATC DB is required to fund all the costs of developing the Engine. In April 2022, following the filing of our provisional patent on our diabetes test, we acquired all of the assets of GATC DB, including its license, by the issuance of 3,681,253 shares of our Common Stock.

On July 24, 2020, we and GATC Naturals entered into a licensing agreement, pursuant to which GATC Naturals is required to pay the Company 80% of GATC Naturals’ gross revenues. The licensing agreement is perpetual. GATC Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness. In January 2022 we entered into a development agreement with respect to a psylocibin Engine for Self Health America Corp. on behalf of GATC Naturals. GATC Naturals and Self Health America Corp. have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to GATC Naturals. In April 2022, we amended our license agreement with GATC Naturals to clarify that such entity would also have the exclusive rights to use MAT with respect to psylocibin, ketamine, lysergic acid diethylamide, mescaline, N,N-dimethyltryptamine (DMT); any other Schedule I controlled substance, as defined in §21 C.F.R. 1308.11 through 1308.15; and any substances primarily derived from herbal or botanical remedies. In return, Naturals surrendered any rights to use MAT in connection with synthetic forms of any of the foregoing. We issued 1,000,000 shares of our Common Stock to Naturals in consideration of this surrender of rights. The Naturals agreement is limited to the use of MAT for the licensed products, and does not grant any rights with respect to our AI-assisted drug discovery and derisking technology.

As part of our-ongoing business plan, several other licensing or service agreements are being negotiated at this time. Further, we have not commenced marketing our Viral Immunity Platform as of the date of this Report.

In February 2021 we entered into servicing agreements in connection with our Depressive/Anxiety Engine and Health and Wellness Engine to two unrelated parties, Allergy Butler and Systemic Formulas.

Our contract with Allergy Butler is for delivery of a report related to depression and anxiety.  The Service Agreement, dated February 2021, has a term of three years, and is under revision at this time to update the parameters of the report. Data is jointly owned by us and Allergy Butler. We understand that Allergy Butler retails this report for $465, and we would receive a portion of that amount for our analysis.

The Master License and Services Agreement with Systemic Formulas is dated October 19, 2019 and was included in the Frélii technology transfer. This agreement is for a term of one year, renewable annually, and provides for a payment of $39 for our AI analysis to produce a Health and Wellness report tailored to the use of supplements/nutraceuticals.  Under the Systemic agreement, we have no responsibilities other than to perform the final AI analysis on the Systemic product.

Supplier

Our licensees and white label customers currently rely on Gene by Gene, Ltd. as their supplier of swab test kits and DNA sequencing. There are a number of alternate suppliers available, and we do not anticipate that the loss of this supplier will cause more than a transitory disruption in our business.

Marketing

We plan to market our drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds directly to pharmaceutical companies. We believe that our marketing efforts will be greatly facilitated as we validate our technology through the planned pre-clinical trials of our patent-pending addiction and neurodegenerative disorders molecule.

We plan to develop specific, targeted Engines for additional medical conditions in collaboration with medical practitioners and academics. The production and shipping of test kits and the initial sequencing of test kits is performed by a third-party laboratory under contract with our licensees.  The arrangement of test kits and initial sequencing will be the responsibility of our customers; our predictive genomic analysis business is based solely on Engine development on a contract basis and service or license fees.

Engines Under Development

A diabetes Engine was being developed by an affiliated entity, GATC DB (we have now brought that in-house as a result of the acquisition of GATC DB Care), and we are in negotiations with several unrelated parties for the development of other Engines.   We are also currently developing Alzheimer's and cardiac Engines, and a psylocibin Engine on behalf of GATC Naturals, In the near future, we intend, with the proceeds of this offering, to develop Engines for one or more of the most common varieties of cancer. According to the National Cancer Institute, in 2020, an estimated 1,806,590 new cases of cancer will be diagnosed in 2020 and 606,520 individuals will die from cancer. The most common cancers, in descending order, are breast cancer, lung and bronchus cancer, prostate cancer, colon and rectum cancer, melanoma of the skin, bladder cancer, non-Hodgkin lymphoma, kidney and renal pelvis cancer, endometrial cancer, leukemia, pancreatic cancer, thyroid cancer, and liver cancer.  The National Institute on Aging estimates that over 5.5 million Americans may have dementia caused by Alzheimer’s.

We believe that if we are successful in developing and marketing a wide range of Engines and collect data on a larger number (one million or more) of individual genomes we will be able to use that data for greater understanding of the human genome and the prevention of disease in general. Our goal is to build the most comprehensive and accurate database of the human genome as it relates to disease prevention and tailored therapies. We also utilize publicly available genomic datasets as well as those provided by our partners. To date, we have amassed genomic data from hundreds of thousands of individuals. Our database, in conjunction with the publicly available data sets, is an integral part of our drug discovery and development business.

In December, 2020, we entered into a Joint Venture Agreement with Liquid Biosciences, Inc. (“Liquid Biosciences”) to (i) identify mutually agreeable market opportunities associated with one or more specific diseases, and (ii) to agree on commercial exploitation of that market opportunity. As of the date of this Report, Liquid Biosciences has identified several biomarkers related to specific diseases and it is discussing potential joint ventures with us at this time. One of those biomarkers is the subject of our recent addiction and neurodegenerative disorders patent application.

Competition

There are several companies which offer genetic testing for discrete illnesses, with the most common tests being for cancer or related syndromes. These tests are ordered by medical practitioners and cost about $300 to $500; most if not all are covered by insurance. We believe that MAT, if applied to these fields, will be more accurate than competitive tests. We believe that we have a competitive advantage in this segment because we are able to analyze the entire genome, as well as other relevant “omics,” and because of our sophisticated AI-based analysis.

Our AI-based drug discovery technology faces competition from a number of companies, including the largest pharmaceutical enterprises in the world in partnership with technology companies. The largest competitors include Atomwise, Valo Health, Insilico  Medicine, Cyto Reason, Insitro, and Schrödinger, We believe that we can compete effectively because of our broad focus on multiomics that effectively replicates complex human biological systems, our extensive expertise with the human genome assists us with biomarker discovery, our advanced AI technology, which is based not only on the traditional machine learning employed by a majority of our competitors,   but also Deep Learning (which is better adapted to data analysis),  and Bayesian networks (utilizing probability analysis) and other proprietary methodologies that result in the identification of non-obvious targets.

Nevertheless, in both the genetic analysis and AI-assisted drug discovery and development businesses, most of our competitors are better established and better capitalized than we are. We may not have sufficient management and financial resources to compete with all or even most of competitors, and if appropriate, we may license our technology to them to increase market penetration in a short period of time. Nevertheless, we may not be able to compete with all or even a substantial percentage of competing technologies and product offerings in the industry.

Employees

We have 11 full-time employees and no part-time employees. In addition, five of our officers who devote all their professional time to us, and our part-time Chief Financial Officer,  are currently paid via consulting agreements. In October 2021, we entered into a contract with Hypereon Labs, Inc., through our shareholder Evolutionary Analytics, LLC, for the provision of AI consulting personnel. We expect to hire additional individuals for our research and development activities during the remainder of calendar 2022.

Intellectual Property

We own intellectual property, including patent applications and trade secrets acquired from Frélii, Inc. and GATC Naturals on July 24, 2020, as well as rights to Patent Application 2021/0104322 published on April 8, 2021, Personal Wellness Recommendation Engine, originally patent application 16/938,791 filed on July 20, 2020.

We have continued to augment our patent estate in correlation with the development of additional Engines. In October 2021, we filed provisional patent applications for cannabis usage, psylocibin-based treatments, cardiovascular health supplements, mental depressive disorders, and on immunity analysis in the United States Patent and Trademark Office. We filed an additional provisional patent in December 2021 for a molecule for treatment of addiction and neurodegenerative disorders. In February 2022, we filed a provisional patent for a lateral flow assay that identifies individual risk of diabetes and predicts the likely rate of progression for those at risk. We believe this is the first predictive tool for Type 2 diabetes risk. The 15-minute test is designed to help doctors and patients improve early prediction and treatment of diabetes, including the potential to delay the onset of the disease for higher risk individuals. Under law, the filing of a provisional patent application, while not examined by the USPTO, preserves the filing date therein provided that a more complete, non-provisional patent application is filed within twelve months. We are continually developing its intellectual property estate and expects to file additional patent applications in the near future.

We use the trademarks Viral Immunity Platform™, Multiomics Advanced Technology™, and Predictive Multiomics™.  We have filed a trademark application for Predictive Multiomics™ on February 10, 2021, serial number 90522861, international class 042, computer programming in the medical field, and for Multiomics Advanced Technology™ on May 24, 2021, serial number 90731205, international class 009, Computer and Software Products and Electrical and Scientific Products, and for Viral Immunity Platform™ on May 24, 2021, serial number 9073122, international class 009, Computer and Software Products and Electrical and Scientific Products.

Regulation

The genetic testing field is relatively new, and subject to only limited regulation. We are not subject to any current regulation, although parties with whom we contract may be so subject.  Laboratories which conduct genetic sequencing are subject to the Clinical Laboratory Improvement Amendments Act of 1988, which establish the certification process laboratories must pass in order to legally conduct clinical testing. The objective of CLIA is to determine clinical testing quality, including verification of the procedures used and the qualifications of the technicians processing the tests.

The Genetic Information and Nondiscrimination Act of 2008 (“GINA”) protects the genetic privacy of the public, including research participants. The passage of GINA makes it illegal for health insurers or employers from requesting or requiring genetic information of an individual or of family members and further prohibits the discriminatory use of such information.  The Health Insurance Portability and Accountability Act (“HIPAA”) Privacy Rule protects the confidentiality of patients’ individually identifiable health information — or Protected Health Information (“PHI”) — that HIPAA-covered entities (e.g., health care providers or an insurance company) hold. There are limits on when and with whom PHI may be shared, but there are no such restrictions on the use or disclosure of PHI that has been de-identified. In 2013, as required by the passage of the Genetic Information Nondiscrimination Act, the Privacy Rule was modified to establish that genetic information is considered PHI, and HIPAA-covered entities may not use or disclose PHI that is genetic information for underwriting purposes.

The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) regulations include federal standards applicable to all U.S. facilities or sites that test human specimens for health assessment or to diagnose, prevent, or treat disease. All laboratory facilities used by us or our licensees are CLIA compliant.

We are not covered by the above regulations at this time. In addition to HIPAA, the Common Rule, formally known as the Federal Policy for the Protection of Human Subjects, also requires informed consent from individuals who participate in medical research projects. We, or persons with whom we contract for the collection of genomic data may be subject to these rules on informed consent. The Company uses reasonable care to protect individual patient confidentiality by requiring that all date provided to it is subject to de-identification protocols; as a result, we never receive any data subject to privacy concerns.

Litigation

We have not been a party to any litigation.

Property

Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management, and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance were $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building, for $3.15 per month increasing to $3.34 per month over the lease term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. This lease terminated in April 2022, when we commenced a three-year lease for 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for its technical and scientific.

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial   Condition

The following discussion of our plan of operation and financial condition should be read in conjunction with the financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this report. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Corporate Background

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to provide products and services for our customers that are faster, more cost effective and accurate than our competitors. We have one majority-owned subsidiary, GATC Rx Corp; in August 2021, we acquired the 36.6% of minority interests in GATC Rx in exchange for shares of our Common Stock. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes.

Where You Can Find our Reports

Any person may read and copy our reports with the Securities and Exchange Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Convertible Debentures

During fiscal years 2021 and 2020, we have offered and sold an aggregate of $9,691,632 and $676,250, respectively, of our 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which we effect any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as we raise no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, the Company incurred issuance costs of $2,807,109 and $233,281 in fiscal year 2021 and 2020, respectively. These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

We effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $1.875 per share into 5,644,915 shares of Common Stock. All share amounts in our financial statements reflect the Dividend issuance.

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to our Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted) and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the year ended December 31, 2021, Holders of Series A Convertible Preferred Stock converted 92,617 preferred shares into 1,852,356 common shares.

Common Stock

We have authorized 100,000,000 shares of common stock, $0.0001 par value, of which 22,350,153 and 18,960,000 shares are outstanding as of December 31, 2021 and 2020, respectively.

We issued 17,800,000 shares of Common Stock on May 16, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, we issued 1,000,000 shares of Common Stock to a related party, GATC Canna Corp, in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

By resolution of our Board of Directors dated March 31, 2021, we agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

During the years ended December 31, 2021 and 2020, we issued 1,127,655 and 160,000 common shares valued at $2,274,785 and $327,000 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common stock to sixteen investors at a price of $0.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with our incorporation, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to us.

We completed an offering of our Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share totaling $1,767,942. As of December 31, 2021, 200 shares, totaling $750, were subscribed and presented in stockholders’ equity in the consolidated balance sheets.

On December 3, 2021, we initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of one share of our Common Stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of Common Stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the our option provided that we have filed a registration statement covering the common stock underlying the warrants. As of December 31, 2021 a total of 42,500 shares of Common Stock were sold to accredited investors at a price of $5.00 per share totaling $212,500.

During fiscal year 2021, we incurred offering costs totaling $970,246 in conjunction with our financings.

Options

During the years ended December 31, 2021 and 2020, we granted options to purchase 8,985,533 and 12,000 shares of common stock, valued at $7,834,761 and $12,182 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.01 to $5.00 per share in whole or in part and vest 88,130,866 options on the date grant and 866,667 options vest one-thirty-sixth (1/36) of the shares each month.

In November and December 2021, our CFO exercised 1,600 options into 1,600 common shares as part of his compensation, at $5 per share.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to increases in the cost of services. To become profitable and competitive, we must receive additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections:

●	Results of Operations

●	Liquidity and Capital Resources

●	Capital Expenditures

●	Going Concern

●	Critical Accounting Policies

●	Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

How We Generate Revenue

On May 16, 2020 (“Date of Formation”), we adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

We generate all of our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. We determine revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract.
5. Recognition of revenue when, or as, we satisfy a performance obligation.

We currently have three principal revenue streams. Under a contract with Systemic Formulas, we are paid for application of our proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. We also develop Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with us pursuant to which we are paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Year Ended December 31, 2021 Compared to Date of Formation (May 16, 2020) through December 31, 2020

The following discussion represents a comparison of our results of operations for the year ended December 31, 2021 and for date of formation (May 16, 2020) through December 31, 2020. In the opinion of management, the audited consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Year Ended December 31,	From Inception (May 16, 2020) through December 31,
	2021	2020

Net revenues	$2,430	$12,000
Cost of sales	-	-
Gross Profit	2,430	12,000
Operating expenses	13,978,757	1,253,368
Other expense	3,244,117	29,611
Net loss before income taxes and discontinued operations	$(17,220,444)	$(1,270,979)

Revenues

Revenues decreased by $9,570, or 79.8%, to $2,430 for the year ended December 31, 2021 from $12,000 for date of formation (May 16, 2020) through December 31, 2020. The decrease in revenue is primarily the result of a decrease in tests processed by Systemic Formulas.

Cost of Sales

For the year ended December 31, 2021 and for date of formation (May 16, 2020) through December 31, 2020, we had no cost of sales.

Operating expenses

Operating expenses increased by $12,725,389, or 1,015.3%, to $13,978,757 for the year ended December 31, 2021 from $1,253,368 for date of formation (May 16, 2020) through December 31, 2020 primarily due to increases in research and development costs of $539,043 (primarily contracted services, and other fees and external costs), marketing costs of $113,869, consulting fees of $10,676,085, professional fees of $130,168, compensation costs of $190,055, rent of $153,459, depreciation costs of $9,691, amortization costs of $90,815, travel costs of $292,212, information technology costs of $296,297, investor relations costs of $54,621, and general and administration costs of $179,074. As a result of our anticipated business development, we have increased our administrative infrastructure by hiring additional employees in fiscal year 2021, increased professional fees (primarily legal and accounting fees), increased our information technology infrastructure, and have increased consulting fees (the fair value of common stock issued and options granted for services).

For the year ended December 31, 2021, we had research and development costs of $663,543 (primarily contracted services, and other fees and external costs), marketing costs of $120,605, consulting fees of $11,495,853, professional fees of $178,146, compensation costs of $227,646, rent of $189,459, depreciation costs of $12,918, amortization costs of $91,640, travel costs of $332,308, information technology costs of $366,460, investor relations costs of $69,621, and general and administration costs of $230,558. As a result of our anticipated business development, we have increased our administrative infrastructure by hiring additional employees in fiscal year 2021, increased professional fees (primarily legal and accounting fees), increased our information technology infrastructure, and have increased consulting fees (the fair value of common stock issued and options granted for services).

For the date of formation (May 16, 2020) through December 31, 2020, we had research and development costs of $124,500, marketing costs of $6,736, consulting fees of $819,768, professional fees of $47,978, compensation costs of $37,591, rent of $36,000, depreciation costs of $3,227, amortization costs of $825, travel costs of $40,096, information technology costs of $70,163, investor relations costs of $15,000, and general and administration costs of $51,484, as a result of adding administrative infrastructure for our anticipated business development.

Net loss before income taxes

Net loss before income for the year ended December 31, 2021 totaled $17,220,444 primarily due to (increases/decreases) in research and development costs, compensation costs, professional fees, consulting fees, depreciation and amortization, travel costs, rent, information technology, marketing, investor relations, and general and administration costs compared to a loss of $1,210,979 for the date of formation (May 16, 2020) through December 31, 2020 primarily due to (increases/decreases) in research and development costs, compensation costs, professional fees, consulting fees, depreciation and amortization, travel costs, rent, information technology, marketing, investor relations, and general and administration costs.

Assets and Liabilities

Assets were $4,448,446 as of December 31, 2021. Assets consisted primarily of cash of $3,515,255, accounts receivable of $2,067, other current assets of $277,222, property and equipment of $58,750, intangible assets of $188,278, operating lease right-of-use assets of $130,678, deferred offering costs of $263,050, and other assets of $13,146. Liabilities were $355,844 as of December 31, 2021. Liabilities consisted primarily of accounts payable of $116,664, accounts payable – related parties of $78,350, operating lease liabilities of $154,168, and other current liabilities of $6,662.

Liquidity and Capital Resources

General – Overall, we had an increase in cash flows for the year ended December 31, 2021 of $3,496,881 resulting from cash provided by financing activities of $7,437,257, offset partially by cash used in operating activities of $3,742,106 and cash used in investing activities of $198,270.

The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Years Ended December 31,	From Inception (May 16, 2020) through December 31,
	2021	2020

Net cash provided by (used in):
Operating activities	$(3,742,106)	$(783,862)
Investing activities	(198,270)	(115,733)
Financing activities	7,437,257	917,969
	$3,496,881	$18,374

Year Ended December 31, 2021 Compared to Date of Formation (May 16, 2020) through December 31, 2020

Cash Flows from Operating Activities – For the year ended December 31, 2021, net cash used in operations was $3,742,106 compared to net cash used in operations of $783,862 for the date of formation (May 16, 2020) through December 31, 2020. Net cash used in operations was primarily due to a net loss of $17,220,444 for the year ended December 31, 2021 and the changes in operating assets and liabilities of $190,842, primarily due to other current assets of $197,111, other assets of $13,146, and accounts payable – related parties of $44,650, offset partially by accounts receivable of $9,933, accounts payable of $33,281, and other current liabilities of $20,851. In addition, net cash used in operating activities includes adjustments to reconcile net loss from depreciation expense of $12,918, amortization expense of $91,640, stock issued for services of $2,274,785, options issued for services of $7,834,762, accretion of original issuance costs of $3,259,958, and interest expense in conjunction with convertible notes payable of $195,117.

Net cash used in operations was primarily due to a net loss of $1,210,479 for the date of formation (May 16, 2020) through December 31, 2020 and the changes in operating assets and liabilities of $123,573, primarily due to accounts payable of $83,383, accounts payable – related parties of $123,000, and other current liabilities of $9,301, offset partially by accounts receivable of $12,000, and other assets of $80,111. In addition, net cash used in operating activities includes adjustments to reconcile net loss from depreciation expense of $3,227, amortization expense of $825, stock issued for services of $327,000, options issued for services of $12,182, and accretion of original issuance costs of $20,310.

Cash Flows from Investing Activities – For the year ended December 31, 2021, net cash used in investing was $198,270 due to the purchase of property and equipment and intangible assets compared to cash flows used in investing activities of $115,733 for the year ended December 31, 2020 due to the purchase of property and equipment and intangible assets.

Cash Flows from Financing Activities – For the year ended December 31, 2021, net cash provided by financing was $7,437,257 due to proceeds from issuance of common stock and warrants for cash of $1,980,442, proceeds from long-term convertible notes of $6,665,861, offset primarily by finder’s fees in conjunction with financings of $970,246, deferred offering costs of $238,050, and stock subscription receivable of $750. For the date of formation (May 16, 2020) through December 31, 2020, cash flows provided by financing activities was $917,969 due to proceeds from long-term convertible notes of $442,969, and common stock issued for cash in subsidiary of $500,000, offset primarily by deferred offering costs of $25,000.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, debt payment requirements and other contractual obligations for at least the next twelve months. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will not require additional funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Due to the ongoing Covid 19 crisis, it may be difficult to obtain additional financing if needed. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Convertible Debentures

During fiscal years 2021 and 2020, we offered and sold an aggregate of $9,691,632 and $676,250, respectively, of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which we effect any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as we raise no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, we incurred issuance costs of $2,807,109 and $233,281 in fiscal year 2021 and 2020, respectively. These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

We effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $1.875 per share into 5,644,915 shares of Common Stock. All share amounts in our financial statements reflect the Dividend issuance.

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted) and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the year ended December 31, 2021, Holders of Series A Convertible Preferred Stock converted 92,617 preferred shares into 1,852,356 common shares.

Common Stock

We have authorized 100,000,000 shares of common stock, $0.0001 par value, of which 22,350,153 and 18,960,000 shares are outstanding as of December 31, 2021 and 2020, respectively.

We issued 17,800,000 shares of Common Stock on May 16, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, the Company issued 1,000,000 shares of Common Stock to a related party, GATC Canna Corp, in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

By resolution of our Board of Directors dated March 31, 2021, we agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

During the years ended December 31, 2021 and 2020, we issued 1,127,655 and 160,000 common shares valued at $2,274,785 and $327,000 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common stock to sixteen investors at a price of $0.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with our incorporation, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to us.

We completed an offering of our Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share totaling $1,767,942. As of December 31, 2021, 200 shares, totaling $750, were subscribed and presented in stockholders’ equity in the consolidated balance sheets.

On December 3, 2021, we initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of one share of our Common Stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of Common Stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at our option provided that we have filed a registration statement covering the common stock underlying the warrants. As of December 31, 2021 total of 42,500 shares of Common Stock were sold to accredited investors at a price of $5.00 per share totaling $212,500.

During fiscal year 2021, we incurred offering costs totaling $970,246 in conjunction with our financings.

Options

During the years ended December 31, 2021 and 2020, we granted options to purchase 8,985,533 and 12,000 shares of common stock, valued at $7,834,761 and $12,182 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.01 to $5.00 per share in whole or in part and vest 88,130,866 options on the date grant and 866,667 options vest one-thirty-sixth (1/36) of the shares each month.

In November and December 2021, the Company’s CFO, exercised 1,600 options into 1,600 common shares and paid $8,000.

Capital Expenditures

Other Capital Expenditures

We expect to purchase approximately $250,000 of equipment in connection with the expansion of our business during the next twelve months.

Fiscal year end

Our fiscal year end is December 31.

Going Concern

The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. We had an accumulated deficit of $18,491,423 at December 31, 2021, had working capital of $3,509,034 and a working capital deficit of $105,199 at December 31, 2021 and 2020, respectively, had a net loss of $17,220,444 and $1,270,979 for the year ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively, and net cash used in operating activities of $3,742,106 and $783,862 for the years ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively, with limited revenue earned since inception, and a lack of operational history. These matters raise substantial doubt about our ability to continue as a going concern.

While we are attempting to expand operations and generate revenues from product sales through licensing agreements and co-development agreements, we have not yet finalized development, nor have we generated sufficient cash flow from operations, and our cash position may not be significant enough to support our daily operations. We intend to raise additional funds by way of a private offering. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern. While we believe in the viability of our strategy to generate revenues and in our ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to us. Our ability to continue as a going concern is dependent upon our ability to raise capital, further implement our business plan, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Use of Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the consolidated financial statements. The more significant estimates and assumptions by us include among others: common stock valuation, and the recoverability of intangibles. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

On May 16, 2020 (“Date of Formation”), we adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

We generate all of our revenue from contracts with customers. We recognize revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. We determine revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

We currently have three principal revenue streams. Under a contract with Systemic Formulas, we are paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. We also develop Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with us pursuant to which we are paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day

Intangible Assets

Intangible assets consist primarily of capitalized software and trademark costs. The intangible assets are being amortized on a straight-line basis thru the end of their estimated life.

Impairment of Long-lived Assets

We periodically evaluate whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. There are no impairments as of December 31, 2021 and 2020.

Our impairment analyses require us to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If actual results are not consistent with our assumptions and estimates, or our assumptions and estimates change due to new information, we may be exposed to an impairment charge in the future. For the year ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, we have not experienced impairment losses on our long-lived assets. However, there can be no assurances that the demand for our products and services will continue, which could result in an impairment of long-lived assets in the future.

Income Taxes

We account for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on our balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Changes in our valuation allowance in a period are recorded through the income tax provision on the consolidated statements of operations.

From the date of inception, we adopted ASC 740-10-30. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740-10, we recognized no material adjustment in the liability for unrecognized income tax benefits.

Fair Value of Financial Instruments

The provisions of accounting guidance, FASB Topic ASC 825 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2021, the fair value of cash, accounts payable, accrued expenses, and notes payable approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation issued to employees, we perform an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model. Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations. In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Employee Stock Based Compensation

Issuances of our common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a “performance commitment” which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service is fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist as the instruments fully vested on the date of agreement, we determine such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to general and administrative expense in the accompanying statement of operations over the contract period. When it is appropriate for us to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Future Contractual Obligations and Commitments

Refer to Note 3 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, our board of directors  authorized the adoption and implementation our 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors  by providing them the opportunity to acquire an ownership interest in our Company and to link their interests and efforts to the long-term interests of our  Company and its shareholders.  Under the 2021 Plan, an aggregate of 4,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by our board of directors but shall not exceed a ten-year period.

On August 25, 2021, we issued 1,600,000 restricted common shares to consultants, valued at $1,620,112 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan. 933,333 of the options will vest on the date of grant and the remaining 666,667vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

Off-Balance Sheet Arrangements

As of December 31, 2021, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which it has:

●	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;
●	liquidity or market risk support to such entity for such assets;
●	an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or
●

an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations.

Item 3. Directors and Officers

The following table sets out our executive officers and  directors. Unless indicated, all work with us on a full-time basis. Full time basis means substantially all of that person’s professional time. Those officers who are indicated as working full time may devote up to 10 hours per week on other professional activities with entities that are licensees of the Company’s technology.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers
John Stroh	Interim CEO	66	July 1, 2020	Part-Time
Jeff Moses	President and	58	July 1, 2020	Full Time
Michael Manahan	Interim Chief Financial Officer	66	Six months beginning November 10, 2021	Part Time
Jayson Uffens	Chief Science Officer	47	July 1, 2020	Full Time
Ian Jenkins	Chief Technology Officer	38	July 1, 2020	Full Time
Directors
John Stroh	Director	66	July 1, 2020	n/a
Dennis Locke	Director	68	July 1, 2020	n/a
Gerry Martin	Director	68	July 1, 2020	n/a

The following biographical information is provided for our officers, directors, and members of our Board of Advisors.

John Stroh, Interim Chief Executive Officer and Director

John Stroh has been the Interim Chief Executive Officer and a Director of the Company since July 2020.  He devotes about 25 hours a week to the Company. Mr. Stroh was the Chief Executive Officer of Venture Analysis Group, in Irvine, California from January 2015 to August 2020, and has been the Senior Managing Director of Boustead Securities, LLC, a registered broker-dealer, since July, 2020., focusing on capital raising, strategic partnering and M&A advisory services in the life science, medical device, healthcare IT and health care services sectors. Mr. Stroh hold Series 7, 82TO, 24 and 63 securities licenses and has been a registered representative or principal of a registered firm since 1985.    From January 2016 to August 2020, he was Managing Director-Healthcare at Tellson Corporate Services, LLC, a full-service Investment Bank focusing on early growth stage and middle market companies. From March 2013 to January 2016, Mr. Stroh was CEO of Global Healthcare Advisors. From 2001 to 2014, Mr. Stroh held senior management positions at a number of private companies in the medical and bioscience industry. He was Managing Director of Investment Banking for healthcare from 1999 to 2001 at Roth Capital Partners, and prior to his tenure at Roth he held management position at several investment banking firms. Mr. Stroh was on the Board of Directors of the Finance Committee for Memorial Care Orange Coast Medical Center from 2011 to 2017. He received a bachelor’s degree in management and an MBA at California State University, Long Beach. Mr. Stroh filed a petition under Chapter 13 of the Federal Bankruptcy Code in December 2018.

Gerry Martin, Director

Gerry Martin has been a director since July 1, 2020.  He devotes about 20 hours per week to the Company.  Mr. Martin has been the managing partner of Citivest Capital Group since June, 2010 and President of CMI Capital Investments since March 1989. With offices in Atlanta, Georgia and Newport Beach, California, Citivest Capital Group provides real estate and business loans to individuals and small and medium sized businesses.  He has been the President of ONIT Sciences since February 2019, and a director of GATC DB Care since April 2021.  Mr. Martin has been a licensed real estate broker for more than 35 years.  Mr. Martin received a bachelor’s degree in real estate from Georgia State University in 1974.

Jeff Moses, President

Jeff Moses has been President of the Company since July 2020, and was also Chief Marketing Officer from July 2020 to October 2020. He has also been Chief Executive Officer of GATC Naturals since December 2020, President of GATC DB Care since April 2021, and President and Chief Marketing Officer of ONIT Sciences since February 2019. ONIT markets organic, non-GMO formulations to increase crop yields. Mr. Moses has also been Chief Marketing Officer and Director since March, 2013 of PowerOne Corporation, a Costa Mesa, California company engaged in energy consulting and is a Federal Energy Regulatory Commission (FERC) licensed power marketer with offices in Illinois, Michigan, and California. From 2018 to February 2012, he was the founder and Creative Director of Engine Marketing, LLC.  Mr. Moses received a bachelor’s degree in Literature in 1986 from Pitzer College.

Michael Manahan, Chief Financial Officer

Mr. Manahan has been the Chief Financial Officer since January 1, 2022 and under his consulting agreement with us, will devote no less than 20 hours per month to GATC Health Corp. His term ends on May 10, 2022. Mr. Manahan is a professor of finance and accounting at California State University Dominguez Hills.  He has been teaching there since 2009.  Mr. Manahan is also the president and primary consultant of the Biz Rap Organization (formerly Match Vest Capital and Consulting Inc.), a consulting business that provides financial advisory, part time and interim chief financial officer services to mid-market companies.  Mr. Manahan founded the Biz Rap Organization in 2006.  Previously, from 2003 to 2006, Mr. Manahan served as chief financial officer of PracticeXpert, Inc., a publicly traded medical technology and services business.  Prior to that, from 1997 to 2003, Mr. Manahan was president of Magnum Financial Group, a consulting business providing investor relations, financial advisory and related services to mid-market publicly traded companies and companies going public.  During his tenure with Magnum Mr. Manahan worked with over 60 management teams and assisted companies in raising approximately $150 million in capital. Previously Mr. Manahan served as chief financial officer for a number of privately held and publicly traded companies. Mr. Manahan earned his MBA from Pepperdine University and earned a CPA in the province of British Columbia, Canada (non-active).

Dennis Locke, Director

Dennis Locke has been a Director of the Company since July 2020 and was the Interim Chief Financial Officer until December 31, 2021. He has been the Vice President-Operations of GATC Naturals since December 2020, and since February 2019 has been the Chief Operating Officer of ONIT Sciences. From January 2014 to January 2019, he was the Chief Financial Officer of PowerOne Corporation. From 1990 to 2014, Mr. Locke was a financial and/or operations officer at a number of privately held companies. He has been the director and Chief Financial Officer of GATC DB Care since April 2021. He received a Bachelor of Science degree in Accounting from Franciscan University and an MBA with an emphasis in management in the University of La Verne.

Jayson Uffens, Chief Science Officer

Jayson Uffens has been our Chief Technology Officer since July, 2020. He was Chief Technology Officer and Director at Fréliii, Inc. from April 2019 to March, 2020. Mr. Uffens is a senior technology architect with more than two decades of executive experience at high-growth technology and global firms. He was the CEO and founder of IrisMind in 2015, which was comprised of former Seamless and Grubhub engineers, to partner, develop and invest in vertical SaaS (Software as a Service, allowing users to connect to and use cloud-based apps over the Internet) and AI startups. IrisMind developed an ML (machine learning)-based fintech consumer analysis platform and sold $5 million in licenses from 2016 to 2017. In 2010, as Vice President Engineering of Seamless, he led product development that increased revenues from $300 million to $1 billion., and led key aspects of Seamless’ 2013 merger with GrubHub, where he continued as Vice President of Engineering. Mr. Uffens was Solution Director and early employee of startup Acquity Group, an ecommerce and digital marketing company, from 2005 to 2009. At Acquity Group, he landed and executed projects with clients such as the Grammy Awards, Eastern Mountain Sports, Invitrogen, Cost Plus World Markets, BNSF, LeapFrog and Wynn Las Vegas, and led regional high-scale e-commerce and CEO services groups on the west coast. Acquity was acquired by Accenture in 2013.  From May 2004 to October 2005, Mr. Uffens was principal architect and lead engineer at GoDaddy during its growth and development leading to its first Super Bowl ad in 2005. From August 2002 to May 2005, he was Lead Application Architect and a consultant to American Express. He was Chief Technology Officer of UbiQGroup from January 2000 to July 2002, which developed a 1:1 marketing and print-for-one platform that was acquired by a San Francisco-based insurance company in 2002. He was lead developer and architect for PerfectPracticeMD (now Advanced MD) which was then acquired by ADP.

Ian Jenkins, Chief Technology Officer

Ian Jenkins has been our Chief Technology Officer since July, 2020. He was the President, Chief Executive Officer, Chief Financial Officer and Director of Frélii, Inc. from April 2017 to December 31, 2020. Mr. Jenkins has over 10 years of experience as a senior executive. Before Frélii, Inc., Mr. Jenkins served as CEO of CodeTech, a Phoenix-based Med tech company, whose technology was acquired by Hospital Corporation of America. Mr. Jenkins also served in key marketing and product development roles at Systemic Formulas, Inc. and Orn Industries.  A background in physiology, technology startups, and supplement product research and development gives Mr. Jenkins deep knowledge of engineering, producing, and marketing health technology and nutritional supplements. Mr. Jenkins earned an M.B.A. from Thunderbird School of Global Management, and a B.S. in Physiology from Utah State University.

V. Tyrone Lam

V. Tyrone Lam was appointed the Board of Advisors in May 2021, and as Chief Operating Officer in October 2021.  He co-founded First Americans Health and Wellness, in October 2017, serving Native American and First Nations tribal members who suffer from diabetes and metabolic disorders from October 2017 until present. He has been a board-certified coach at New Beliefs Coaching in San Diego since 2016, and has held various executive positions in the healthcare and entertainment/game television companies. Mr. Lam has a degree in political science and government from Virginia Polytechnic and State University.

Preetaman Wadwa

Ms. Wadhwa was appointed as Chief Marketing Officer in November 2021. She has extensive marketing experience in the pharmaceutical and biotech industries. Beginning as Senior Marketing Manager, and rising to the position of Global Marketing Lead, Oncology and Change Leader, she was employed at Amgen from April 2004 to April 2021. Ms. Wadhwa received a bachelor’s degree in Pharmacy and an MBA from Panjab University, and a Masters degree in Health Systems Management from Rush University.

Board of Advisors (in order of date of appointment)

Eric J. Mathur

Eric J. Mathur has been a member of our Board of Advisors since July 2020. He has been Chief Science Officer of Diomics Corporation, a biotech company which is developing solutions to Alzheimers, Type I diabetes and Covid-19, since March 2020. He was Chief Science Officer of TLIT Holdings, which was engaged in cannabis molecular breeding programs, from July 2018 to February 2020. From May 2016 to May 2017, Mr. Mathur was a Strategic Advisor to Pegasus Capital Advisors in the health and wellness industry.  He was Chief Science Officer and Senior Vice President of Yulex Corporation, which was engaged in applying modern genomic tools to improve crop productivity and producing high performance hybrid Guayule parthenium planting materials for the production of sustainable biomaterials including allergy-free latex products, bio rubber, biomass and resin-based specialty chemicals, from April 2014 to January 2017. From 1985 to 2014 Mr. Mathur held similar positions with several biotech and genomic companies in San Diego County. He has a bachelor’s degree in biology with highest honors, as well as a bachelor’s degree in applied science in biochemistry and molecular biology from the University of California, Riverside and has published numerous scientific articles in genomics and related fields.

Dr. Jonathan Lakey

Dr. Lakey has served as a member of the Board of Advisors since February 2021 Dr. Lakey has had a long interest and research direction in cell and tissue transplantation with a focus on diabetes and islet transplantation.  Dr. Lakey received his medical degree from the University of Alberta and received post-doctoral training in Indianapolis and Seattle in before returning to establish his research program at the University of Alberta. Dr. Lakey has also been the Director of the Comprehensive Tissue Bank. Dr. Lakey served as the Chief Scientific Officer and President for MicroIslet Inc, a public diabetes biotechnology company focused on Islet Xenotransplantation from. Currently, Dr. Lakey is the Director of Research and Associate Professor of Surgery at the University of California, Irvine. Dr. Lakey recently accepted the position of Director of the Clinical Islet Program at the University of California Irvine. With Dr. James Shapiro, he developed the “Edmonton Protocol” for patients with Type 1 diabetes, a recognized major advancement in the treatment of diabetes. Dr. Lakey serves as the Chairman of the Board of Advisors.

Dr. David Kushner

Dr. David Kushner was appointed to the Board of Advisors in May, 2021.  For more than the past five years he has been a practicing radiologist in Iowa City, Iowa and received his medical degree from Case Western University.

Steven Lebedoff

Steven Lebedoff was appointed to the Board of Advisors in July 2021. In 1992 he founded and was the president of Benetrax. Aon Corporation acquired BeneTrax in 1996 and Steve remained on as President helping co-develop Aon Worksite Solutions, where he served as Strategic Director of National Accounts until 2007.  Mr. Lebedoff has participated on various advisory panels and industry practice councils with Aon Risk and Aon Consulting Leadership.  From 2008 to the present he has served as an executive officer of PPN Health Access, including serving as Managing Director since April 2019. PPN Health Access was initiated as part of a HRSA grant to support patient/employee healthcare advocacy in Nevada. Mr. Lebedoff co-founded the Center for Sustainable Healthcare at the University of Nevada, Reno in 2009. He is a a Governor appointee to the Nevada Healthcare and Medical Services Sector Council and is a Certified Employee Benefit Specialist through Wharton School, University of Pennsylvania and the International Foundation of Employee Benefit Plans. He has a degree in Health Sciences from the University of Nevada, Reno.

James Arellano

Since 2008, until the present, James Arellano is the President and cofounder of PPN Health Access, a consulting firm focused on helping digital healthcare start-up companies with all aspects of the employer and health plan market business development cycle. PPN’s client base includes Extend Health, which secured over $68M in annual recurring revenue with key clients such as the State of Nevada, Alameda County of California, and Ingersoll Rand, and other clients which have then proceeded with IPO’s or acquisitions by major corporations. Prior to founding PPN Health Access, Mr. Arellano was the Western Region President and Vice President National Accounts for United Health Group, the Regional Manager for Blue Shield of California, and the National Accounts Sales Manager for Health Plan of America. Jim Arellano was President and founder of BP Insurance. BP Insurance was an employee benefit and risk management brokerage firm that he launched in 1987. BP Insurance generated over $42M in annual premiums and was acquired by Wells Fargo Insurance in 2000. Mr. Lebedoff has a degree in Health Sciences from the University of Nevada, Reno.

Wesley Kikuchi

Wesley Kikuchi has been the principal of WIVIK Consulting LLC since 2018, with expertise in strategic sales, target marketing, business development, digital marketing, business development and operations. From 2017 to 2018, he was co-principal of Arena HQ, engaged in livestreaming esports tournaments. He was Director of Business Development and General Manager of The GRID News Network, a division of 3FM, Inc. from 2013 to 2017, Vice President of Sales and Marketing for Jovana, Inc., a manufacturer and retailer of fine jewelry from 2011 to 2013, and held executive marketing positions with several firms from 2005 to 2011. He has a bachelor’s degree in electrical engineering from San Jose State University.

Dr. Negar Motayagheni

Dr. Motayagheni is an anesthesiologist and research scientist currently serving a fellowship in Regenerative Medicine at the University of California, Los Angeles. From 2016 to 2019, she served a fellowship at the Wake Forest Institute for Regenerative Medicine.  She was Assistant Project Scientist for Anesthesiology-Cardiology at UCLA from 2015 to 206, and a Research Associate in Anesthesiology from 2014 to 2015 at the State University of New York.  Dr. Motayagheni was licensed to practice medicine in Iran in 1998. During her tenure, Dr. Motayagheni has served on the editorial board or as a reviewer for major medical journals and has authored or co-authored dozens of scientific articles reporting her research activities.

Dr. Jack Lewin

Dr. Lewin was appointed to the Board of Advisors on September 1, 2021. Dr. Lewin has been the principal and founder of Lewin and Associates, LLC since January 2017.  Lewin and Associates is focused on launching health start-up companies, health care innovation, and health policy. Current projects include Klaritos, Webshield, Resilient Network Solutions, the FDA EASI project, and medical device cyber security. He has been Board Chair of the National Coalition on Health Care since 2010. From 2013 to January 2017, he was president and CEO of the Cardiovascular Research Foundation, focused on preclinical science, human clinical trials, and cutting-edge education in interventional cardiology. Dr Lewin was the principal and founder of Lewin Associates, a health policy and strategy consulting firm in Washington. It has focused on health reform, and in particular in assisting physicians, other clinicians, and health systems adapt to necessary new payment and delivery models and a changing marketplace moving towards a more sustainable and high performing health care system. Lewin Associates has helped launch “Clinically Home” (an acute care at home) start-up company.  From 2006 to 2012 she served in various CEO roles, including the following: (i) CEO of the American College of Cardiology, (ii) CEO of the California Medical Association from 1995 to 2006, and (iii) the CEO of MEDePASS, a start-up company in medical digital security and privacy and authentication for physicians, clinicians, and patients from 1997 to 2006.  Dr. Lewin was the State Director of Health for Hawaii from 1986 to 1995 and a practicing physician from 1979 to 1986.  Dr. Lewin received his Doctor of Medicine at the Keck School of Medicine at USC, and a BA in biological sciences from the University of California, Irvine.

Dr. Stanley Lewis

Dr. Lewis was appointed to the Board of Advisors in September, 2021. He founded Eselle Health, Inc, in January 2021 and is its Chief Executive Officer. From October 2018 to November 2020, he was the Chief Medical Officer of Ansun Biopharma, Inc., and was Chief Medical Officer of Diabetes Relief from March 2016 to November 2019, Vice President and Chief Medical Officer of TaiMed Biologics, Inc. from December 2007 to August 2018, Chief Medical Officer at the St. Hope Foundation from March 2002 to October 2015, Medical Director at Genentech, Inc and Tanox from 2007 to 2008, Director of  Drug Development at Tanox, Inc. from 2004 to 2007, and Assistant Professor of Medicine at the University of Texas Medical School at Houston. He received his medical degree from Texas Medical School at Houston in 1994, and holds a master’s degree in Health Services Administration from the University of Texas Health Science Center at Houston.

Darius Naigamwalla

Darius Naigamwalla was appointed to the Board of Advisors in September, 2021.  He has been the Chief Commercial Officer of Two Labs, providing strategic consulting to biopharma, healthcare technology and medical device companies since November 2020. Mr. Naigamwalla was a partner at Ceek Enterprises, a management consulting firm focused on biopharma and healthcare, from September 2015 to February 2020 when it was acquired by Two Labs. He was the General Manager of Strategic Consulting at that company from February 2020 to November 2020.  He has been a Board Member at Ceek Women’s Health since January 2018 and a Board Member at Beacon Discovery, Inc. since December 2016. Mr. Naigamwalla received an MBA from the University of Victoria, a Master’s degree in biochemistry and molecular biology from Western University, and a Bachelor of Science degree in biochemistry and molecular biology from McMaster University.

Dr. Chitra Bhakta

Dr. Bhakta has been a physician at OC Integrative Medical Center in Orange County, California since 2007. She received her medical and surgical degrees from Osmania University.

Lieutenant Colonel (Retired) Wade Jost

LTC (Ret.) Wade Jost is recognized as a leader for the introduction of rapid acquisition and operational energy organizational structure efforts that has since been emulated by numerous Federal Agencies. He founded and operated two successful Service-Disabled Veteran Owned Small Businesses (SDVOSB) supporting various Federal agencies. He was instrumental in the early development of both the Army’s Rapid Equipping Force’s (REF) acquisition of war time requirements, as well as the Office of the Secretary of Defense’s (OSD) Joint IED Defeat Organization (JIEDDO) technology evaluation and integration efforts simultaneously, a combined effort of over 100 personnel with an annual operating budget in excess of $1B. LTC (R). Jost engaged at highest executive levels in Federal Government to enable inter-agency collaboration in planning, coordinating, and employing of counter-improvised explosive devices (C-IED) products, tactics, techniques, and procedures and help develop the Rapid Acquisition Resourcing Strategy used by Army, OSD, and Congress to defend in the Government War On Terror (GWOT) efforts.

Code of Ethics

We adopted a Code of Ethics and an Insider Trading Policy in December 2021. These policies apply to all of our officers, directors, and employees.

Board Composition; Committees of the Board

The Board of Directors is comprised of three members.  One of those members, John Stroh, is also an officer.  The Board of Directors has not established a formal compensation committee. All three members of the Board of Directors are involved in all compensation decisions. All of our officers, including the above-named executive officers, are owners of our equity securities or hold options to purchase the same, and have all agreed to receive nominal cash compensation for their services until such time as we are able to pay them compensation at market rates. At the appropriate time, the Board of Directors intends to develop a structure to re-evaluate compensation levels, after seeking input from one or more outside compensation consultants.

The Board of Directors intends to recruit two highly-qualified individuals, preferably with industry experience, to fill the chief executive and chief financial officer positions.  It is likely that the Board of Directors will also add two additional independent directors to its board.

Director Independence

We currently have one independent director, as such term is defined in NASDAQ Rule 5605.

EXECUTIVE COMPENSATION

For the fiscal year ended December 31, 2021 we compensated our three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation (shares)	Total compensation ($)
John Stroh	Chairman and Director	$95,000	--	$12,000
Jeff Moses	President and Chief Marketing Officer	$48,000	--	$48,000
Dennis Locke	Chief Financial Officer	$36,000	--	$36,000

Directors receive no compensation for acting as directors. The Company has no pension plan to date.

Consulting Agreements with Executives

On August 24, 2020 we entered into an at-will consulting agreement with John Stroh.  The consulting agreement requires us to pay Mr. Stroh $3,000 per month, increasing to $10,000 per month at such time as this offering raises at least $1 million. This Consulting Agreement was amended in October 2021 to reduce the amount owed to Mr. Stroh for unpaid and accrued amounts by  $23,000 and to provide for a monthly payment of $7,5,000. This amount was decreased to $6,000 per month in calendar 2022.

On August 24, 2020 we entered into an at-will consulting agreement with Jeff Moses.  The consulting agreement requires us to pay Mr. Moses $3,000 per month. Mr. Moses was paid an additional $3,000 during four months of 2021 due to his time commitments.

On August 24, 2020 we entered into an at-will consulting agreement with Dennis Locke.  The consulting agreement requires us to pay Mr. Locke $3,000 per month, however, payment of all of Mr. Locke’s consulting fees was deferred until October 2021.

On April 1, 2020, we entered into a consulting agreement with Gerry Martin.  Gerry Martin is a licensed real estate and business broker.  Pursuant to this agreement he will be paid $1,200 per month, and receive a success free of 3% on the value of any closed acquisition transactions originated by him.

On August 1, 2021, we entered into an at-will consulting agreement with V. Tyrone Lam, pursuant to which Mr. Lam will serve as the Company’s Chief Operating Officer for compensation of $4,000 per month plus options to purchase 100,000 shares of Common Stock for $1.875 per share. He received an additional 500,000 options at $4 per share in 2022 in connection with his appointment as COO. Mr. Michael Manahan formally assumed the office of Chief Financial Officer as of January 1, 2022, and receives compensation of $4,000 cash and $4,000 in common stock (800 shares per month at no cost) under an agreement terminating in May 2022.

As of December 31, 2021 we owed approximately $37,610 to officers and $)  to consultants.

Consultants Fees, Board of Directors Fees, etc.

In January 2021, we agreed in principle to issue 100,000 options to purchase Common Stock at $0.05 per share to Patrick Lilley, the CEO of Liquid Biosciences, Inc., in connection with that company’s joint venture agreement with us to identify and commercially exploit genetic biomarkers. However, these options were not issued until later, as described below.

On May 12, 2021 we entered into a consultancy agreement with Dr. David Kushner.  In connection with his engagement as a consultant in May 2021 and his appointment to the Board of Advisors, Dr. David Kushner was issued 200,000 shares of Common Stock, valued at  $375,000, and was granted five-year options to purchase an additional 200,000 shares at $.05 per share. Dr. Kushner’s consulting agreement relates to his marketing of our products to Veterans Administration medical facilities.

On September 12, 2020 we entered into a consultancy agreement with Joy Scott.  As payment for those consultancy services, we issued 160,000 shares of Common Stock to Ms. Scott for services rendered from September 2020 through December 2020.

On January 16, 2021 we entered into a consultancy agreement with Choice Enterprise Real Estate and Investment Co.  As payment for those consultancy services, we issued 120,000 shares of Common Stock to Choice Real Estate in January 2021 for services rendered in that month.

On February 17, 2021 we appointed Dr. Lakey to the Board of Advisors.  In connection with his appointment to the Board of Directors, we issued 120,000 shares of Common Stock to Dr. Lakey.  The shares of Common Stock were valued at $1,875 per share.  Dr. Lakey received an additional 100,000 shares in June 2021 in connection with his assistance in coordinating our grant program, and was granted options to purchase 100,000 shares of common stock at $1.875 per share in August, 2021.

In connection with an investment of $500,000 in our convertible debenture offering, in June 2021 we issued options to purchase 266,667 shares of Common Stock at $1.875 per share. Similar options were granted to two other investors, Richard S. Hathaway (100,000 options) and Lucas Weber, in July 2021 for an aggregate of 180,000 shares at $3.75 per share. Mr. Hathaway invested additional funds in August 2021, and the Company agreed to issue him an additional 25,000 options on the same terms.

On July 15, 2021, we issued 100,000 options at $0.01 per share to Chad Penry, our Vice-President of Business Development, as payment for services provided to date during 2021.

On May 12 2021, we issued 50,000 options at $1.875 to V. Tyrone Lam in connection with his appointment to the Board of Advisors and then 100,000 options at the same price on August 1, 2021 for consulting services related to our technology licensing program.

On July 24, 2021, we issued 174,000 options at $0.05 per share to Fred Horn in connection with his consulting services to our subsidiary, GATC Rx Corp.

On July 15, 2021 we issued 10,000 shares for consulting services to Delila Ariola for services provided to our subsidiary, GATC Rx Corp.

·

On July 28, 2021, we issued 100,000 shares to each of Wesley Kikuchi, Steven Lebedoff and James Arellano in connection with their appointment to the Board of Advisors.

On August 2, 2021, we granted options to purchase up to 240,000 warrants at $3.75 per share to Moran Pober, vesting at 20,000 options per month commencing in August 2021, in connection with a social media consulting agreement.

On August 2, 2021, we granted warrants to purchase up to 600,000 shares at $3.75 per share to a shareholder, Kaitain LLC, for consulting services.

On August 17, 2021, we issued options to purchase 30,000 shares at $0.10 per share to Dr. Negar Motayagheni in connection with her appointment to the Board of Advisors.

On August 18, 2021, we issued options to purchase 100,000 options at $1.875 to Dr. Jonathan Lakey in connection with his services as Chairman of the Board of Advisors.

On August 31, 2021, in connection with our convertible debenture offering, we issued options to purchase 3,648,334 shares of Common Stock  at $3.75 per share,  to the following individuals/entities: (i) Russ Karlen (1,306,667), (ii) Nommos Holdings, LLC, who is also a shareholder of the Company (950,000 shares), (iii) Left Handed Holdings, LLC, who is also a shareholder of the Company (950,000 shares), (iv) Vision Capital Holdings, LLC (100,000 shares); Cheryl Gutierrez (20,000 shares); Darryl Pryor (10,000 shares); Sewan Ward (25,000 shares); Paul Nicholson (20,000 shares); and Richard Schultze (266,667 shares).

On September 1, 2021, we issued options to purchase 50,000 shares at $1.875 per share to Dr. Jack Lewin in connection with his appointment to the Board of Advisors.

On September 1, 2021, we issued 75,000 options at $3.75 per share to Dr. Stanley Lewis in connection with his appointment to the Board of Advisors.

On September 1, 2021, we issued 25,000 options at $3.75 per share to Dr. Chitra Bhakta in connection with her appointment to the Board of Advisors.

On September 9, 2021, we issued options to purchase 40,000 shares at $1.875 to Suensik Han for services in preparing an investor deck for the Company. On September 13, 2021, we issued options to purchase 45,000 shares at a price of $1.875 to Darius Naigamwalla for his services on our Advisory Board (business affairs) and we issued him additional options to purchase 30,000 shares at $5.00 per share on November 4, 2021 for assistance in executive recruiting.

On November 22, 2021, Russ Karlen was issued options to purchase 693,333 shares at $3.75 per share as a finders fee in connection with our September 2021 private offering of shares.

On October 12, 2021, a Memorandum of Understanding was entered into between us, Hypereon Labs and Evolutionary Analytics, LLC, one of our major shareholders, providing for the provision of AI technical services over a period of 12 months in exchange for the payment of $30,000 per month in cash (of which $15,000 is payable to Evolutionary Analytics) and $44,500 of our Common Stock at a price of $3.75 per share per month, or a total of 142,400 shares over the term of the agreement.

On October 26, 2021, we issued 50,000 options at $5.00 to Wade Jost in connection with his appointment to the Board of Advisors.

On November 1, 2021, in connection with her appointment as Chief Marketing Officer, Preetaman Wadwa was granted options to purchase 300,000 shares of common stock at $5.00 per share, and was also granted a stock award of 50,000 shares vesting on January 1, 2022.

On November 9, 2021, Michael Manahan was granted options to purchase 4,800 shares at $5.00 per share in connection with his consulting agreement for financial accounting and other consulting services. Mr. Manahan has exercised 800 options each month from November 2021 to April 2022.

On December 13, 2021, in connection with his appointment as chief administrative officer, Gerald Sokol, Jr. was granted options to purchase 200,000 shares at $2.00 per share, vesting over 36 months.

We executed two option agreements with Patrick Lilley, the CEO of Liquid Biosciences. In accordance with the above-mentioned January 2021 agreement, he was granted options to purchase 100,000 shares of Common Stock at $.05 per share in connection with his appointment to the Board of Advisors as of June 29, 2021, and received another option grant of 100,000 shares at $1.875 per share on December 15, 2021 in connection with his assistance with our drug development technology.  On December 28, 2021, we issued options to purchase 50,000 shares of Common Stock at a price of $5.00 per share to Letitia Bernbaum, a registered investment advisor, for consulting on business development, financings and executive recruiting.

Equity Incentive Plan

On March 31, 2021, the Board of Directors proposed the adoption of the 2021 Equity Incentive Plan (the “Plan”) under which options, including incentive stock options, restricted stock, or restricted stock units may be issued to employees, directors, officers or consultants. The Plan was approved by shareholders at the Annual Meeting held on June 7, 2021.

A total of 4,000,000 shares of Common Stock have been reserved under the Plan. In August, 2021, we issued 1,600,000 options to purchase shares of Common Stock at $3.75 per share under the Plan to our technical and scientific staff, including 300,000 options to each of officers Ian Jenkins and Jayson Uffens.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class fully diluted	Percent of voting power (2)
Common Stock	Jayson Uffens	3,000,000	300,000(3)	9.0%	2.0%
Common Stock	Ian Jenkins	3,000,000	300,000(3)	9.0%	2.0%
Common Stock	Sakura Tran	5,638,667(4)		15.3%	35.8%
Common Stock	Gerry Martin	6,508,977(5)		17.7%	44.3%
Common Stock	All executive officers and directors as a group (6 persons)	15,513,777 (3)	600,000	42.1%	62.5%
Series A Convertible Preferred Stock	Sakura Tran	281,933.35		38.8%	38.8%
Series A Convertible Preferred Stock	Gerry Martin	371,250		44.7%	44.7%
Series A Convertible Preferred Stock	All officers and directors as a group (6 persons)	491,250		62.2%	62.2%

(1)

The address of each beneficial owner is 2030 Main Street, Suite 660, Irvine California 92614.

(2)

  The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3)

Includes options to purchase 300,000 shares of Common Stock at $3.75 per share.

(4)

Sakura Tran beneficially owns these shares through Evolutionary Analytics, LLC a limited liability company of which she is the sole member.

(5)

 Gerry Martin beneficially owns 5,132,311 of these shares by virtue of his position as Trustee of the Copazaul Capital Trust.

Item 5. Interest of Management and Others in Certain Transactions

Related Party Transaction Policy

Our Board of Directors recognizes that certain transactions present a heightened risk of conflicts of interest or the perception thereof. The Board of Directors has adopted a policy to ensure that all transactions between us and any officer or director for amounts in the aggregate over $5,000 in any single transaction or $30,000 annually, shall be subject to approval of the Board of Directors.

Relationship between the Company and GATC Naturals Corp.

We and GATC Naturals have the same President, Chief Financial Officer, Science and Technology officers, and two of the same three directors. Certain aspects of MAT were developed by an unaffiliated company, Frélii Inc. and assigned to GATC Naturals on July 7, 2019. On July 24, 2020 GATC Naturals transferred these intellectual property rights to us in exchange for 1,000,000 shares of our Common Stock. We have relicensed MAT to GATC Naturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of GATC Naturals’ gross revenues. We loaned $8,000 to GATC Naturals in 2020 and an additional $107,000 in the nine months ended September 30, 2021. GATC Rx, our subsidiary, loaned $72,000 to GATC Naturals during June to October 2020. As of December 31, 2020 and December 31, 2021, GATC Naturals owes us and GTAC Rx a total of $79,800 and $186,800, respectively. The loans bear no interest and are payable on demand.

Relationship between US and GATC DB Care Corp

We and GATC DB Care Corp have the same President, Chief Financial Officer, Science and Technology officers, and two of the three directors.  On March 23, 2021, we licensed MAT to GATC DB Care Corp, in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. On April 14, 2021 we loaned $100 to GATC DB Care Corp to enable that company to open a bank account.

Relationship between Us and ONIT Sciences, Inc.

Two of our three directors are also directors of ONIT Sciences, Inc. (“ONIT”), including ONIT’s Chief Executive Officer. The President and Chief Marketing Officer of ONIT is our President. Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis from ONIT.  We paid ONIT $10,500 per month to sublease the office space. We also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants.

Relationship between Us and Frélii, Inc.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”).  On July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an assignment agreement.  Under this agreement, we are required to pay Frélii a 3% royalty on net sales. Our Chief Technology Officer is the former chief executive officer of Frélii and owns 16% of Frélii’s common stock.

Other Relationships

We have entered into a consulting agreement effective April 1, 2021 with a stockholder and director, Gerry Martin, pursuant to which Mr. Martin will seek candidates for strategic equity partners, acquisitions, joint ventures or executive recruiting, and business development. Mr. Martin will be paid $1,200 per month in cash as well as a 3% success fee on any transaction originated by him. He is a licensed California real estate broker and as such is licensed to receive commissions on business acquisitions.

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 15.3% of our Common Stock, is a party to a consulting agreement pursuant to which it is entitled to $15,000 per month commencing on September 1, 2020. Of that amount, $10,000 per month was accrued and had been deferred until such time as we had raised at least $2 million in debt or equity financing.  The consulting agreement is at will. As of December 31, 2020 we owed Evolutionary Analytics $105,000, which was be paid out of the proceeds of our Convertible Debenture offering. We also pay Evolutionary Analytics $15,000 per month from October 2021 to September 2022 in connection with the AI services agreement with Hypereon, Inc.

On June 4, 2021, our shareholders approved an amendment to the Articles of Incorporation authorizing us to issue Series A Convertible Preferred Stock. This security is convertible into twenty shares of Common Stock but entitles the holder to 200 votes per share. All shareholders were given the opportunity to convert their common shares into

Series A Convertible Preferred Stock. Together with a non-executive shareholder holding 3,000,000 shares of Common Stock who converted into 600,000 shares of Series A Convertible Preferred Stock, executives Stroh, Moses and Locke, and director Gerry Martin respectively elected to convert their 200,000, 500,000, 500,000 and 4,000,000 shares of Common Stock into 20,000, 50,000, 50,000 and 400,000 shares of Series A Convertible Preferred Stock.

Item 6. Other Information.

Non-Reliance on Previously Issued Financial Statements.

Not applicable.

Sales of Unregistered Securities.

The net proceeds from our sale of $10,367,882.49 in mandatorily convertible debentures through September 9, 2021, and our sale of $1,698,570 in common stock in a private placement in the latter part of September 2021 were and will be used for general and administrative expenses, and for research and development, and to pay accrued consulting fees, including $36,000 to Chief Financial Officer Dennis Locke, $58,000 to Chief Executive Officer John Stroh, and $161,150 to consultant and shareholder Evolutionary Analytics, LLC.   Net proceeds of $212,500 from the sale of 42,500 Units through December 31, 2022 to accredited investors has been used for general and administrative expenses.

Item 7. Financial Statements

GATC HEALTH CORP.

and subsidiary

(a Wyoming corporation)

Financial Statements

For the calendar year period ended December 31, 2021 and

for the inception period of May 16, 2020 through December 31, 2020

INDEPENDENT AUDITOR’S REPORT

April 15, 2022

To:

Board of Directors, GATC HEALTH CORPORATION

Re:

2021-2020 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of GATC HEALTH CORPORATION (a corporation organized in Wyoming) and its subsidiary (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity/deficit, and cash flows for the calendar year ended December 31, 2021 and the inception period of May 16, 2020 through December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations, changes in stockholders’ equity/deficit and cash flows for the calendar year ended December 31, 2021 and the inception period of May 16, 2020 through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 15, 2022

GATC HEALTH CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

GATC HEALTH CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, 2021		From Inception (May 16, 2020) through December 31, 2020	
Net revenues	$	2,430	$	12,000
Gross Profit		2,430		12,000
Operating expenses:				
Research and development		663,543		124,500
Marketing expenses		120,605		6,736
Compensation expense		11,723,499		857,359
General and administrative		1,471,110		264,773
Total operating expenses		13,978,757		1,253,368
Loss from operations		(13,976,327)		(1,241,368)
Other expense:				
Interest expense		211,559		9,301
Interest expense - original issuance costs		3,032,558		20,310
Total other expense		3,244,117		29,611
Loss before income taxes		(17,220,444)		(1,270,979)
Income taxes		-		-
Net loss	$	(17,220,444)	$	(1,270,979)
Net loss attributed to noncontrolling interests		-		(169,980)
Net loss attributed to GATC Health shareholders		(17,220,444)		(1,100,999)
Net loss per share, basic and diluted	$	(0.93)	$	(0.11)
Weighted average number of shares outstanding				
Basic and diluted		18,510,639		11,624,939

See accompanying notes to consolidated financial statements

GATC HEALTH CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

See accompanying notes to consolidated financial statements

GATC HEALTH CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2021	From Inception (May 16, 2020) through December 31, 2020
Cash flows from operating activities:		
Net loss	$ (17,220,444)	$ (1,270,979)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	12,918	3,227
Amortization expense	91,640	825
Stock issued for services	2,274,785	327,000
Options issued for services	7,834,762	12,182
Accretion of original issuance costs	3,259,958	20,310
Interest expense in conjunction with convertible notes payable	195,117	-
Changes in operating assets and liabilities:		
Accounts receivable	9,933	(12,000)
Other current assets	(197,111)	-
Other assets	(13,146)	(80,111)
Accounts payable	33,281	83,383
Accounts payable - related parties	(44,650)	123,000
Other current liabilities	20,851	9,301
Net cash used in operating activities	**(3,742,106)**	**(783,862)**
Cash flows from investing activities:		
Purchase of property and equipment	(27,187)	(7,245)
Purchase of intangible assets	(171,083)	(108,488)
Net cash used in investing activities	**(198,270)**	**(115,733)**
Cash flows from finacing activities:		
Issuance of common stock and warrants for cash	1,980,442	-
Proceeds from long-term convertible notes	6,665,861	442,969
Stock subscription receivable	(750)	-
Finder's fees in conjunction with financings	(970,246)	-
Deferred offering costs	(238,050)	(25,000)
Common stock issued for cash in subsidiary	-	500,000
Net cash provided by financing activities	**7,437,257**	**917,969**
Net increase in cash	**3,496,881**	**18,374**
Cash at beginning of period	18,374	-
Cash at end of period	**$ 3,515,255**	**$ 18,374**
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash investing and financing activities:		
Conversion of common shares to preferred shares	$ 727	$ -
Issuance of common stock converted from long-term convertible notes payable	$ 10,584,215	
Issuance of common stock issued to founders for property and equipment	$ -	$ 40,463
Issuance of common stock issued to founders for technology rights	$ -	$ 1,050

GATC HEALTH CORP. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND DATE OF FORMATION (MAY 16, 2020) THROUGH DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one majority-owned subsidiary, GATC Rx Corp; in August 2021, the Company acquired the 36.6% of minority interests in GATC Rx in exchange for shares of its common stock.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The accompanying consolidated balance sheets as of December 31, 2021 and 2020, and the consolidated financial statements as of December 31, 2021 and 2020, have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, all accounting entries and adjustments (including normal, recurring adjustments) considered necessary for a fair statement of the financial position and the results of operations for the interim period have been made.

The Company currently operates in one business segment. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $18,491,423 at December 31, 2021, had working capital of $3,509,034 and a working capital deficit of $105,199 at December 31, 2021 and 2020, respectively, had a net loss of $17,220,444 and $1,270,979 for the year ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively, and net cash used in operating activities of approximately $3,742,106 and $783,862 for the year ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively, with no revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.  Management intends to raise additional funds by way of a private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate revenues.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the financial statements.  The more significant estimates and assumptions by management include among others: common stock valuation, amortization of intangible assets, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

On May 16, 2020 (“Date of Formation”), the Company adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

The Company currently has three principal revenue streams. Under a contract with Systemic Formulas, the Company is paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Cash

The Company’s cash is held in bank accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  The Company has not experienced any cash losses.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company does not have a liability for unrecognized income tax benefits.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred. The Company incurred advertising and marketing expense of $120,605 and $6,736 for the years ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively.

Research and Development

All research and development costs are expensed as incurred. The Company incurred research and development expense of $663,543 and $124,500 for the years ended December 31, 2021 and the date of formation (May 16, 2020) through December 31, 2020, respectively.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Fixed assets are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software and trademark costs. The intangible assets are being amortized on a straight-line basis thru the end of estimated life.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company assesses the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the years ended December 31, 2021 and 2020, the Company had not experienced impairment losses on its long-lived assets.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The ROU asset also includes deferred rent liabilities. The Company’s lease arrangements generally do not provide an implicit interest rate. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

Fair Value of Financial Instruments

The provisions of accounting guidance, FASB Topic ASC 825 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of December 31, 2021, there were no financial instruments requiring fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•

Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Debt

The Company issues debt that may have separate warrants, conversion features, or no equity-linked attributes.

Debt with warrants – When the Company issues debt with warrants, the Company treats the warrants as a debt discount, records them as a contra-liability against the debt, and amortizes the discount over the life of the underlying debt as amortization of debt discount expense in the consolidated statements of operations. When the warrants require equity treatment under ASC 815, the offset to the contra-liability is recorded as additional paid in capital in our balance sheet. When the Company issues debt with warrants that require liability treatment under ASC 815, such as a clause requiring repricing, the warrants are considered to be a derivative that is recorded as a liability at fair value.  If the initial value of the warrant derivative liability is higher than the fair value of the associated debt, the excess is recognized immediately as interest expense.  The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as expense or gain to Other (income) expense in the consolidated statements of operations.  If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense.  The debt is treated as conventional debt.

Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlyings, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt.

Convertible debt – beneficial conversion feature – If the conversion feature is not treated as a derivative, we assess whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheet. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statement of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statement of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Basic and diluted earnings per share

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	December 31, 2021	December 31, 2020
Options to purchase shares of common stock	8,997,533	12,000
Convertible preferred stock	14,547,640	-
Total potentially dilutive shares	23,546,173	12,000

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred Offering Costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s proposed public offering under Regulation A are deferred and are reflected as other assets in the accompanying consolidated balances sheets. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Employee Stock Based Compensation

Stock based compensation issued to employees and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock based compensation issued to employees, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  In addition, any differences between estimated forfeitures and actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Employee Stock Based Compensation

Issuances of the Company's common stock or warrants for acquiring goods or services are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The measurement date for the fair value of the equity instruments issued to consultants or vendors is determined at the earlier of (i) the date at which a commitment for performance to earn the equity instruments is reached (a "performance commitment" which would include a penalty considered to be of a magnitude that is a sufficiently large disincentive for nonperformance) or (ii) the date at which performance is complete. Although situations may arise in which counter performance may be required over a period of time, the equity award granted to the party performing the service is fully vested and non-forfeitable on the date of the agreement. As a result, in this situation in which vesting periods do not exist as the instruments fully vested on the date of agreement, the Company determines such date to be the measurement date and will record the estimated fair market value of the instruments granted as a prepaid expense and amortize such amount to general and administrative expense in the accompanying statement of operations over the contract period. When it is appropriate for the Company to recognize the cost of a transaction during financial reporting periods prior to the measurement date, for purposes of recognition of costs during those periods, the equity instrument is measured at the then-current fair values at each of those interim financial reporting dates.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Concentrations, Risks, and Uncertainties

Business Risk

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

Interest rate risk

Financial assets and liabilities do not have material interest rate risk.

Credit risk

The Company is not exposed to credit risk.

Seasonality

The business is not subject to substantial seasonal fluctuations.

Major Suppliers

The Company has not entered into any contracts that obligate it to purchase a minimum quantity or exclusively from any supplier.

Recent Accounting Pronouncements

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. ASU 2020-06 addresses the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The implementation of ASU 2020-06 did not have a material effect on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard removes, modifies, and adds certain disclosure requirements for fair value measurements. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU No. 2018-13 in the first quarter of fiscal 2020, coinciding with the standard’s effective date, and had an immaterial impact from this standard.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company’s accounting for the service element of a hosting arrangement that is a service contract is not affected by the proposed amendments and will continue to be expensed as incurred in accordance with existing guidance. This standard does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. Entities can choose to adopt the new guidance prospectively or retrospectively. The Company adopted the updated disclosure requirements of ASU No. 2018-15 prospectively in the first quarter of fiscal 2020, coinciding with the standard’s effective date, and had an immaterial impact from this standard.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, Income Taxes, while also clarifying and amending existing guidance, including interim-period accounting for enacted changes in tax law. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU No. 2019-12 in the first quarter of fiscal 2021, coinciding with the standard’s effective date, and expects the impact from this standard to be immaterial.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Equipment consisted of the following as of:

	Estimated life	December 31, 2021	December 31, 2020
Office equipment and furniture	5 years	$49,902	$40,463
Computer equipment	3 years	24,993	7,245
Accumulated depreciation		(16,145)	(3,227)
		$58,750	$44,481

Depreciation expense was $12,918 and $3,227 for the years ended December 31, 2021 and 2020, respectively, and is classified in general and administrative expenses in the consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software and trademark costs. The intangible assets are being amortized on a straight-line basis thru the end of estimated life.

Intangible assets consisted of the following as of:

	Estimated life	December 31, 2021	December 31, 2020
Capitalized software	2 years	$278,207	$108,538
Tradenames	5 years	2,536	1,000
Accumulated amortization		(92,465)	(825)
		$188,278	$108,713

As of December 31, 2021, estimated future amortization expenses related to intangible assets were as follows:

Intangible Assets
2022	$138,902
2023	48,350
2024	507
2025	390
2026	129
$188,278

The Company had amortization expense of $91,640 and $825 for the years ended December 31, 2021 and 2020, respectively.

NOTE 6 – CONVERTIBLE DEBENTURES

During fiscal years 2021 and 2020, the Company had offered and sold an aggregate of $9,691,632 and $676,250, respectively, of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, incurred issuance costs of $2,807,109 and $233,281 in fiscal year 2021 and 2020, respectively. These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

The Company effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $1.875 per share into 5,644,915 shares of Common Stock. All share amounts in the Company’s financial statements reflect the Dividend issuance.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted) and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the year ended December 31, 2021, Holders of Series A Convertible Preferred Stock converted 92,617 preferred shares into 1,852,356 common shares.

Common Stock

The Company has authorized 100,000,000 shares of common stock, $0.0001 par value, of which 22,350,153 and 18,960,000 shares are outstanding as of December 31, 2021 and 2020, respectively.

The Company issued 17,800,000 shares of Common Stock on May 16, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, the Company issued 1,000,000 shares of Common Stock to a related party, GATC Canna Corp, in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

During the years ended December 31, 2021 and 2020, the Company issued 1,127,655 and 160,000 common shares valued at $2,274,785 and $327,000 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common stock to sixteen investors at a price of $0.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with the incorporation of the Company, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to the Company.

The Company completed an offering of its Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share totaling $1,767,942. As of December 31, 2021, 200 shares, totaling $750, were subscribed and presented in stockholders’ equity in the consolidated balance sheets.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per share.  Each unit consists of one share of the Company’s common stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of common stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. As of December 31, 2021 total of 42,500 Units  were sold to accredited investors at a price of $5.00 per share totaling $212,500.

During fiscal year 2021, the Company incurred offering costs totaling $970,246 in conjunction with its financings.

Options

During the years ended December 31, 2021 and 2020, the Company granted options to purchase 8,985,533 and 12,000 shares of common stock, valued at $7,834,761 and $12,182 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.01 to $5.00 per share in whole or in part and vest 8,130,866 options on the date grant and 866,667 options vest one-thirty-sixth (1/36) of the shares each month.

In November and December 2021, the Company’s CFO, exercised 1,600 options into 1,600 common shares and paid $8,000.

NOTE 8 – STOCK BASED COMPENSATION

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 4,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company issued 1,600,000 restricted common shares to consultants, valued at $1,620,112 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan. 933,333 of the shares will vest on the date of grant and the remaining 666,667 shares vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

NOTE 9 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed in above, there have not been any transaction entered into or been a participant in which a related person had or will have a direct or indirect material interest.

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence. Certain aspects of MAT were developed by an unaffiliated company, Frelii, Inc. and assigned to GATC Canna Corp. (“Canna”), a company under common control with the Company, on July 7, 2019. Canna transferred these intellectual property rights to the Company on July 24, 2020 in exchange for 1,000,000 shares of Company common stock. The Company has relicensed MAT to Canna with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of Canna’s gross revenues. The Company is required to pay Frelii a 3% royalty on MAT; to date, no material amount is due Frelii under the technology transfer agreement with that company.

On March 23, 2021, the Company licensed MAT to a newly-formed corporation, GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account.

Management believes that these transactions between the Company and Canna/DB Care are on the same terms as would prevail in arm’s length negotiations.

The Company has loaned funds to both of Canna and Rx.  As of December 31, 2021 and 2020, Canna owed the Company $216,800 and $79,800, respectively. The loans bear no interest and are payable on demand.

Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management, and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance were $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building, for $3.15 per month increasing to $3.34 per month over the lease term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. This lease terminated in April 2022, when we commenced a three-year lease for 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for its technical and scientific.

NOTE 10 – OPERATING LEASE

The Company adopted ASC 842 as of August 1, 2021. The Company has an operating lease for the Company’s corporate office and accounts for this lease in accordance with ASC 842. Adoption of the standard resulted in the initial recognition of operating lease ROU asset of $158,347 and operating lease liability of $158,347 as of August 1, 2021.

Effective August 1, 2021, the Company entered into a 26 month lease for its headquarters located at 2030 Main Street, Suite 660, Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components. We have elected to account for these lease and non-lease components as a single lease component. We are also electing not to apply the recognition requirements to short-term leases of twelve months or less and instead will recognize lease payments as expense on a straight-line basis over the lease term.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

Years ended December 31,

	2021	2020
Operating lease expense	$ 34,603	$ -
Short term lease cost	$ -	$ -
Total lease expense	$ 34,603	$ -

In accordance with ASC 842, other information related to leases was as follows:

Years ended December 31,	2021	2020
Operating cash flows from operating leases	$ 23,597	$ -
Cash paid for amounts included in the measurement of lease liabilities	$ 23,597	$ -

Weighted-average remaining lease term—operating leases	1.75 years	-
Weighted-average discount rate—operating leases	10%	-

	In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2021 were as follows:

		Operating
Year ending:		Lease
2022		$ 95,510
2023		73,312
Total undiscounted cash flows		$ 168,822

Reconciliation of lease liabilities:
Weighted-average remaining lease terms		1.75 years
Weighted-average discount rate		10%
Present values		$ 173,587

Lease liabilities—current		83,834
Lease liabilities—long-term		70,334
Lease liabilities—total		$ 154,168

Difference between undiscounted and discounted cash flows		$ 14,654

Operating lease cost was $34,602 and $0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 11– EARNINGS PER SHARE

FASB ASC Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

Basic and diluted earnings (loss) per share are the same since net losses for all periods presented and including the additional potential common shares would have an anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income per share:

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 4,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company issued 1,600,000 restricted common shares to consultants, valued at $1,620,112 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan. 933,333 of the options will vest on the date of grant and the remaining 666,667 options vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $1.875 per share in whole or in part.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2021 up through the date the financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the period ended December 31, 2021 except for the following:

The Company’s Unit Offering to accredited investors is continuing. From January 1, 2022 to April 4, we had sold an additional 155,200 Units, for gross proceeds of $776,000.

The Company acquired all the assets of GATC DB Care Corp effective April 5, 2022 in exchange for 3,681,253 restricted shares of common stock.  These assets included GATC DB Care Corp’s license rights with respect to diabetes applications, and approximately $130,000 in cash. These shares include 3,432,817 shares owned by officers, directors, members of the Board of Advisor and persons with more than 5% of the Company’s outstanding shares.

From January 1, 2022 through April 5, 2022, the Company issued 15,000 shares for services to a consultant; issued 35,601 shares to Hypereon Labs, Inc. for services under its technical services agreement with us, valued at $3.75 per share, for services rendered in January, February and March 2022; and issued 2,400 shares to our Chief Executive Officer in connection with his exercise of options at $4 per share.  We also issued options to purchase 500,000 shares at $4 per share to our Chief Operating Officer and an additional 100,000 options exercisable at $5 per share to two consultants. In addition, as a result of the sale of Units in our private placement, 155,200 Class A Warrants and 155,200 Class B Warrants were issued through April 4, 2022.  We have been informed that some sales under out Regulation A offering have commenced, but no closing has been held to date on that offering and the subscriber’s documents are under review by the escrow agent.

On April 5, 2022, via an amendment to our current lease agreement, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

Item 4.

Exhibits

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation*
2.2	Bylaws*
6.1	2021 Equity Incentive Plan*
6.2	Form of GATC Health Inc. Convertible Debentures *
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement*
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.*
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)*
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)*
6.7	License Agreement dated March 23, 2021 between GATC Health Corp. and DB Care*
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and GATC Canna*
6.9	Master License and Services Agreement dated October 19, 2019 between Frèlii, Inc and Systemic Formulas*
6.10	General Service Agreement Client Service Provider between Allergy Butler, LLC and GATC Health Corp dated March 9, 2021*
6.11	Manhattan Street Capital Reg A+ Engagement Agreement dated August 6, 2020*

* Incorporated by reference to such exhibit as filed with Amendment no. 1 to Form 1-A filed on July 26, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Michael Manahan
Michael Manahan
Chief Financial Officer May 2, 2022

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jeff Moses

Jeff Moses, President

(principal executive officer)

May 2, 2022

By: /s/ Michael Manahan

Michael Manahan, Chief Financial Officer

(principal accounting and financial officer)

May 2, 2022

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